DBS GROUP HOLDINGS

02 OCT 31 8:5

02055702

82-3172

SUPPL

28 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the nine months ended 30 Sep 2002.

Yours sincerely

Claire Tham Li Mei (Ms)
Assistant Secretary
6878 6076 (DID)

Encs

/nhn

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

dlw 11/4

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders
The Board of Directors of DBS Group Holdings Ltd (DBSH) announces the following:

1 UNAUDITED FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2002

	DBSH GROUP							
In S$'m	9 Mths 2002	9 Mths 2001	Incr/ (Decr) (%)	3rd Qtr 2002	2nd Qtr 2002	Incr/ (Decr) (%)	3rd Qtr 2001	Incr/ (Decr) (%)
Net interest income	**2,003.3**	1,549.9	29.3	**670.6**	663.4	1.1	588.4	14.0
Fee and commission income	**606.7**	418.9	44.8	**200.9**	213.4	(5.9)	168.2	19.5
Dividends and rental income	**47.0**	55.2	(14.8)	**17.2**	19.7	(12.4)	14.3	20.8
Other income	**360.8**	542.3	(33.5)	**94.5**	114.5	(17.5)	267.3	(64.6)
Income before operating expenses	**3,017.8**	2,566.3	17.6	**983.2**	1,011.0	(2.7)	1,038.1	(5.3)
Less: Operating expenses	**1,378.1**	1,212.9	13.6	**452.0**	467.5	(3.3)	464.0	(2.6)
Goodwill amortisation	**205.6**	63.6	223.3	**69.1**	68.7	0.6	63.6	8.7
Total operating expenses	**1,583.7**	1,276.5	24.1	**521.1**	536.2	(2.8)	527.6	(1.2)
Operating profit	**1,434.1**	1,289.8	11.2	**462.1**	474.8	(2.7)	510.5	(9.5)
Less: Provisions	**353.3**	292.0	21.0	**150.2**	107.2	40.1	245.5	(38.8)
Add: Share of profits less losses of associated & joint venture companies	**38.4**	55.2	(30.4)	**11.8**	12.9	(8.2)	21.6	(45.3)
Net profit before taxation	**1,119.2**	1,053.0	6.3	**323.7**	380.5	(14.9)	286.6	13.0
Net profit after taxation attributable to members (NPAM)	**734.6**	830.5	(11.5)	**199.1**	257.8	(22.8)	201.0	(0.9)
NPAM excluding goodwill amortisation	**940.2**	894.0	5.2	**268.2**	326.5	(17.9)	264.6	1.4
US$/S$ exchange rate at period end	**1.7762**	1.7671			1.7615			
HK$/S$ exchange rate at period end	**0.2277**	0.2266			0.2258			

Note : Some of the figures in this document may not add up to the relevant totals due to rounding
2nd Qtr :Second Quarter
3rd Qtr : Third Quarter

2. SELECTED BALANCE SHEET DATA

In S$'m	DBSH Group Sep 30 2002	Jun 30 2002	Sep 30 2001
(a) ASSETS			
Total assets	**148,117.1**	152,008.9	147,414.1
Customer loans and advances including bills receivable	**63,442.3**	64,561.2	67,957.9
(b) LIABILITIES			
Deposits and other accounts of customers	**100,418.7**	102,984.1	105,835.2
Deposits and balances of banks and agents	**7,513.7**	10,232.5	10,841.5
Subordinated term debts			
due within one year	**24.2**	25.0	23.5
due after one year	**5,886.8**	5,852.0	5,849.6
Borrowings and debt securities			
due within one year	**1,953.2**	1,905.0	1,193.2
due after one year	**2,799.5**	2,461.9	1,854.4
(c) CAPITAL AND RESERVES			
Paid-up preference share capital	**86.1**	86.1	91.6
Issued and paid-up ordinary share capital	**1,468.8**	1,468.7	1,216.9
Ordinary shareholders' funds	**13,529.8**	13,507.8	10,588.5
Total (ordinary and preference) shareholders' funds	**14,089.4**	14,067.4	11,183.7

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBS Group Holdings and its subsidiary companies ("DBSH Group") have applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for nine months 2002.

The assets and liabilities of foreign subsidiary companies and branch operations are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date whilst the income and expense items are translated at the average rates for the financial period. This change was effected retrospectively from January 1, 2002.

(b) DBSH Group's operating profit increased by 11.2% to S$1,434 million in nine months 2002 over the same period in 2001. Financial results of Dao Heng Bank Group Limited (DHG) and DBS Vickers Securities Holdings Pte Ltd (DBSV) were consolidated from June 29, 2001 and September 12, 2001 respectively. Consequently, the Group's financial results had the full nine-month impact of the acquisitions in 2002. The consolidation is based on current ownership interest of 71.6% for DHG and 59.5% for DBSV.

Net profit attributable to members (NPAM) decreased by 11.5% to S$735 million as a result of the higher provision charge. Provision charge for nine months 2002 was S$353 million reflecting the uncertain economic environment and a soft property market. Cost-to-income ratio was 45.7% compared to 47.3% for nine months 2001.

Compared to second quarter 2002 (2nd Qtr 2002), third quarter 2002 (3rd Qtr 2002) operating profit decreased by 2.7% to S$462 million. NPAM decreased by 22.8% to S$199 million due to a 40.1% increase in provision charge over 2nd Qtr 2002. The higher provision charge reflects the weaker equity markets and the continued softness in the economic environment. Cost-to-income ratio remained relatively unchanged between the two quarters.

(c) Nine month 2002 net interest income increased by 29.3% to S$2,003 million. A large part of the increase was due to the inclusion of nine months of DHG's net interest income compared to three months for the same period last year. Excluding DHG, net interest income was 9.4% higher than nine months 2001, reflecting the benefit of lower funding costs.

Compared with 2nd quarter 2002, net interest income increased by 1.1% to S$671 million.

Net interest margin was 2.00% for nine months 2002, an improvement of 0.22 percentage points over same period last year. The benefit of lower funding costs, which resulted in improved margin, was partially offset by lower lending spreads, limited lending opportunities and reduced benefits for net free funds.

For the quarter, net interest margin was 2.00% compared to 1.96% for second quarter 2002, despite highly competitive market conditions and intense interest margin pressure for both mortgage and corporate loans.

(d) Fee and commission income increased by 44.8%. The increase was mainly driven by the full nine-month contributions from DHG and DBSV. Excluding the contributions from these acquisitions, fee and commission was 13.4% higher than the same period last year. The increase was due mainly to fees received from fund management, sale of wealth management products and growth in loan related fees. Credit card fees grew by S$6 million or 20.0%, following the increase in the number of credit cards issued.

Compared to 2nd Qtr 2002, fee and commission income was 5.9% lower in the third quarter. The decline in stockbroking and fund management fees over the previous quarter was due to the less favourable conditions in the equity markets.

Other income for nine months 2002 declined 33.5%. Nine month 2001 results included a S$181 million profit from the sale of shares in The Insurance Corporation of Singapore Limited and Keppel Capital Holdings Limited.

For third quarter 2002, the 17.5% decline in other income over second quarter 2002 was largely due to equity losses and lower profits from treasury activities.

(e) Excluding operating expenses of DHG and DBSV, and goodwill amortisation, nine month 2002 operating expenses declined 8.4% over the same period in 2001.

Staff costs were lower as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses. Other operating expenses also declined as a result of the implementation of cost management initiatives. Last year's divestment of the Group's stake in former subsidiaries, The Insurance Corporation of Singapore Limited and DBS Bank Philippines Inc., also resulted in lower costs as their operating expenses have been excluded.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 45.7% for nine months 2002 compared with 47.3% for the same period in 2001.

Compared to the second quarter, third quarter operating expenses were 5.4% lower, reflecting the Group's effort in cost discipline. Cost-to-income ratio was maintained at 46.0%.

(f) Provision charge was S$353 million for nine months 2002. Specific provisions for loans and valuation shortfall for properties in Hong Kong dominated the charge.

In the third quarter, the additional specific loan provision charge was mainly for loans outside Singapore. Recent economic conditions did not indicate an impending economic recovery. At the same time, the soft property market and volatile equity markets have weakened the value of collateral underlying some of our loans. In addition to provisions for loans, we have also set aside provisions for equities.

(g) The volume of non-performing loans (NPLs) declined to S$4.2 billion at the end of September 2002. The ratio of NPLs to the total non-bank loans (NPL rate) decreased from 5.9% at the end of June 2002 to 5.7% as at the end of September 2002 due mainly to recoveries and write-off of previously provided debts.

The NPL rate for Hong Kong operations was 3.5% at the end of September 2002. Our Hong Kong credit card business recorded a 1.16% loan delinquent rate for 90 days past due. The net charge-off rate rose to 10.8%, reflecting the higher unemployment rate and increases in personal bankruptcy filings.

Of the total S$4.2 billion NPLs as at the end of September 2002, 66% were in the substandard category, 10% in the doubtful category and the remaining 24% in the loss category.

Approximately 6% of the NPLs that had been classified as substandard were actually "performing" NPLs. These loans were classified as "substandard" due to weak financials even though debt servicing was still current.

(h) Total cumulative specific and general provisions at the end of September 2002 was 124.8% of unsecured NPLs, and 61.0% of total NPLs (or 63.5% of total NPLs of S$3,989 million under US SEC guidelines).

(i) At the end of September 2002, total assets was S$148.1 billion. Customer loans decreased by 6.6% to S$63.4 billion, due mainly to the limited loan demand in a highly competitive environment. Customer deposits decreased by 5.1% to S$100.4 billion. The Group's loan-to-deposit ratio at the end of September 2002 was 63.2%.

(j) At the end of September 2002, the total CAR for the DBSH Group, measured according to the Bank for International Settlements (BIS) guidelines was 19.0%, more than twice the minimum CAR requirement of 8.0%. The Tier 1 CAR ratio was 13.7% after deducting goodwill of S$5.0 billion in connection with the acquisitions of DHG and DBSV.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at September 30, 2002, without taking into account earnings in the intervening period, the Tier 1 and total CAR would be 10.2% and 15.7% respectively.

4. OTHER INFORMATION

	DBSH GROUP		
	9 Mths 2002	1st Half 2002	9 Mths 2001
(a) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds** * (%)	7.09	7.73	9.16
(b) **Net profit as a percentage of average total assets** * (%)	0.65	0.70	0.83
(c) **Net tangible asset backing per ordinary share** (S$)			
(i) Based on existing ordinary share capital	5.80	5.74	4.56
(ii) Assuming non-voting convertible preference shares (CPS) and non-voting redeemable CPS are converted to ordinary shares	5.85	5.79	4.70
(d) **Earnings per ordinary share** * (S$)			
(i) Basic (Based on existing ordinary share capital)	0.66	0.72	0.80
(ii) Fully diluted	0.63	0.69	0.76

Group basic earnings per ordinary share is calculated by dividing the annualised DBSH Group's net profit attributable to members and after preference dividends, amounting to S$959.3 million (9 Mths 2001 : S$971.4 million) by the weighted average number of ordinary shares in issue during the period of 1,459.1 million shares (9 Mths 2001 : 1,216.4 million shares).

Group fully diluted earnings per ordinary share is calculated by dividing the adjusted annualised DBSH Group's net profit attributable to members amounting to S$979.5 million (9 Mths 2001 : S$992.1 million) by the adjusted weighted average number of ordinary shares in issue during the period of 1,545.6 million shares (9 Mths 2001 : 1,309.2 million shares). The weighted average number of ordinary shares had been adjusted for the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the period) and the full conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS to ordinary shares.

* Annualised

(e) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between Jul 1 2002 and Sep 30 2002	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		Jun 30 2002	Sep 30 2002
Conversion of non-voting CPS	-	19,608,841	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	114,400	35,376,024	36,071,477

5. **DIVIDEND**

Dividends are declared semi-annually by the Board following the financial results announcements for the half year and full year. No dividend has been declared for the quarter ended September 30, 2002.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

OCTOBER 28, 2002
SINGAPORE

For more information on the above announcement, visit our website at www.dbs.com

DBS

UNAUDITED FINANCIAL RESULTS

FOR THIRD QUARTER 2002

OCTOBER 28, 2002

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contents

Financial Highlights

DBS prepares its financial statements in accordance with Singapore Generally Accepted Accounting Principles ("Singapore GAAP").

Unaudited Financial Performance Summary For Third Quarter 2002

	9 Mths 2002	9 Mths 2001	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
	S$'m	S$'m	S$'m	S$'m	S$'m
For the period (GAAP basis)					
Operating profit	**1,434.1**	1,289.8	**462.1**	474.8	510.5
Net Profit before tax	**1,119.2**	1,053.0	**323.7**	380.5	286.6
Net Profit after tax attributable to members	**734.6**	830.5	**199.1**	257.8	201.0
For the period (excluding goodwill amortisation)					
Operating profit	**1,639.6**	1,353.4	**531.3**	543.6	574.1
Net Profit before tax	**1,324.7**	1,116.6	**392.8**	449.2	350.2
Net Profit after tax attributable to members	**940.2**	894.0	**268.2**	326.5	264.6
At period-end					
Shareholders' funds	**14,089.4**	11,183.7	**14,089.4**	14,067.4	11,183.7
Customer loans	**63,442.3**	67,957.9	**63,442.3**	64,561.2	67,957.9
Customer deposits	**100,418.7**	105,835.2	**100,418.7**	102,984.1	105,835.2
Total assets	**148,117.1**	147,414.1	**148,117.1**	152,008.9	147,414.1
	S$	S$	S$	S$	S$
Per share					
Basic earnings excluding goodwill amortisation (annualised)	**0.85**	0.90	**0.72**	0.88	0.42
Basic earnings (annualised)	**0.66**	0.80	**0.53**	0.69	0.30
Fully diluted earnings (annualised)	**0.63**	0.76	**0.51**	0.66	0.30
Net tangible asset value at period-end	**5.80**	4.56	**5.80**	5.74	4.56

Performance ratios (annualised)

	9 Mths 2002	9 Mths 2001	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
	(%)	(%)	(%)	(%)	(%)
On a GAAP basis					
Return on assets	**0.65**	0.83	**0.53**	0.67	0.26
Return on equity	**7.09**	9.16	**5.66**	7.37	3.49
Excluding goodwill amortisation					
Return on assets	**0.84**	0.94	**0.71**	0.85	0.34
Return on equity	**9.07**	10.34	**7.62**	9.34	4.63
Efficiency and revenue mix ratios					
Cost to income ratio (excluding goodwill amortisation)	**45.7**	47.3	**46.0**	46.2	44.7
As a percentage of total operating income:					
- Net interest income	**66.4**	60.4	**68.2**	65.6	56.6
- Non-interest income	**33.6**	39.6	**31.8**	34.4	43.4
BIS Capital ratios (at period-end)					
- Tier 1 capital	**13.7**	9.1	**13.7**	12.6	9.1
- Total capital	**19.0**	14.3	**19.0**	17.6	14.3

Adoption of New Accounting Standards

Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBS Group Holdings and its subsidiary companies ("DBSH Group") have applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for nine months 2002.

Change of Accounting Policies

The assets and liabilities of foreign subsidiary companies and branch operations are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date whilst the income and expense items are translated at the average rates for the financial period. This change was effected retrospectively from January 1, 2002.

Unaudited Financial Performance Summary For Third Quarter 2002

S$'m	9 Mths 2002	9 Mths 2001	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
Profit and Loss Account					
Net interest income	**2,003.3**	1,549.9	**670.6**	663.4	588.4
Non-interest income	**1,014.5**	1,016.4	**312.6**	347.6	449.7
Income before operating expenses	**3,017.8**	2,566.3	**983.2**	1,011.0	1,038.1
Operating expenses	**(1,378.1)**	(1,212.9)	**(452.0)**	(467.5)	(464.0)
Goodwill amortisation	**(205.6)**	(63.6)	**(69.1)**	(68.7)	(63.6)
Operating profit	**1,434.1**	1,289.8	**462.1**	474.8	510.5
Provisions	**(353.3)**	(292.0)	**(150.2)**	(107.2)	(245.5)
Associated and joint venture companies	**38.4**	55.2	**11.8**	12.9	21.6
Net profit before tax	**1,119.2**	1,053.0	**323.7**	380.5	286.6
Net profit after tax attributable to members (NPAM)	**734.6**	830.5	**199.1**	257.8	201.0
NPAM excluding goodwill amortisation	**940.2**	894.0	**268.2**	326.5	264.6

Profit and Loss

DBSH Group's operating profit increased by 11.2% to S$1,434 million in nine months 2002 over the same period in 2001. Financial results of Dao Heng Bank Group Limited (DHG) and DBS Vickers Securities Holdings Pte Ltd (DBSV) were consolidated from June 29, 2001 and September 12, 2001 respectively. Consequently, the Group's financial results had the full nine-month impact of the acquisitions in 2002. The consolidation is based on current ownership interest of 71.6% for DHG and 59.5% for DBSV.

Net profit attributable to members (NPAM) decreased by 11.5% to S$735 million as a result of the higher provision charge. Provision charge for nine months 2002 was S$353 million reflecting the uncertain economic environment and a soft property market. Cost-to-income ratio was 45.7% compared to 47.3% for nine months 2001.

Compared to second quarter 2002 (2nd Qtr 2002), third quarter 2002 (3rd Qtr 2002) operating profit decreased by 2.7% to S$462 million. NPAM decreased by 22.8% to S$199 million due to a 40.1% increase in provision charge over 2nd Qtr 2002. The higher provision charge reflects the weaker equity markets and the continued softness in the economic environment. Cost-to-income ratio remained relatively unchanged between the two quarters.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contributions from Dao Heng Bank Group Limited (DHG)

DHG's operating profit for 3rd Qtr 2002 increased by 10.3% compared to the previous quarter. Non-interest income was higher due to income from sale of investment products. The 2nd Qtr 2002 accounts included a S$69 million provision charge for valuation shortfall in DHG owned properties.

Unaudited Financial Performance Summary For Third Quarter 2002

S$'m	9 Mths 2002	9 Mths 2001	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
Profit and Loss Account					
Net interest income	**471.3**	149.8	**157.1**	154.4	149.8
Non-interest income	**171.7**	68.9	**60.2**	49.4	68.9
Income before operating expenses	**643.0**	218.7	**217.3**	203.8	218.7
Operating expenses	**(278.8)**	(100.4)	**(92.3)**	(90.5)	(100.4)
Operating profit	**364.1**	118.4	**125.0**	113.3	118.4
Provisions	**(133.1)**	(23.6)	**(21.8)**	(74.3)	(23.6)
Associated and joint venture companies	**2.1**	3.6	**(1.6)**	1.1	3.6
Net profit before tax	**233.2**	98.3	**101.5**	40.2	98.3
Net profit after tax	**188.4**	83.6	**88.3**	25.6	83.6

Note:

1/ Appropriate adjustments have been made to Dao Heng Bank Group Limited accounts to bring them in line with the Singapore Generally Accepted Accounting Principles.

2/ The financial results of DHG was consolidated from June 29, 2001. As a result, nine month 2001 financial results reflect DHG contributions for three months.

Exhibit 1

Group Net Interest Income and Net Interest Margin


(%)
2,500
2,000
1,500
1,000
0
1,430
2,035
2,039
2,257
1,550
2,003
588
663
671
1.87
1.77
1.96
2.00
2000
2001
9 Mths 2001
9 Mths 2002
3rd Qtr 2001
2nd Qtr 2002
3rd Qtr 2002

Net Interest Income and Net Interest Margin

Nine month 2002 net interest income increased by 29.3% to S$2,003 million. A large part of the increase was due to the inclusion of nine months of DHG's net interest income compared to three months for the same period last year. Excluding DHG, net interest income was 9.4% higher than nine months 2001, reflecting the benefit of lower funding costs.

Compared with 2nd quarter 2002, net interest income increased by 1.1% to S$671 million.

Net interest margin was 2.00% for nine months 2002, an improvement of 0.22 percentage points over same period last year. The benefit of lower funding costs, which resulted in improved margin, was partially offset by lower lending spreads, limited lending opportunities and reduced benefits for net free funds.

For the quarter, net interest margin was 2.00% compared to 1.96% for second quarter 2002, despite highly competitive market conditions and intense interest margin pressure for both mortgage and corporate loans.

Table 1
Group Non-Interest Income

S$'m	9 Mths 2002	9 Mths 2001
Fee and commission income	606.7	418.9
Stockbroking	106.9	30.9
Investment banking	52.0	54.0
Trade finance fees	83.3	64.0
Loan related	98.5	78.2
Deposit related	82.1	72.2
Credit card	73.4	45.3
Fund management	26.5	13.7
Wealth management	63.8	43.4
Others	20.4	17.1
Dividend and rental income	47.0	55.2
Other income	360.8	542.3
Net gain on foreign exchange, securities and derivatives	229.9	298.5
Singapore government securities	85.3	77.9
Equities	1.2	(19.4)
Disposal of investment securities	19.2	134.5
Disposal of fixed assets	5.0	24.3
Others	20.1	26.5
Total	1,014.5	1,016.4
Non-interest income as a percentage of Operating income (%)	33.6	39.6

S$'m	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
Fee and commission income	200.9	213.4	168.2
Stockbroking	24.0	36.4	7.3
Investment banking	18.5	19.8	15.0
Trade finance fees	28.0	26.4	28.9
Loan related	41.3	34.1	35.5
Deposit related	28.2	28.4	29.1
Credit card	24.2	25.1	29.0
Fund management	4.6	10.7	5.0
Wealth management	25.1	23.5	12.9
Others	7.0	9.0	5.5
Dividend and rental income	17.2	19.7	14.3
Other income	94.5	114.5	267.3
Net gain on foreign exchange, securities and derivatives	57.4	78.6	116.0
Singapore government securities	38.6	20.6	12.6
Equities	(13.6)	#	14.8
Disposal of investment securities	6.6	5.7	118.6
Disposal of fixed assets	0.6	4.5	(1.6)
Others	5.0	5.0	6.9
Total	312.6	347.6	449.7
Non-interest income as a percentage of Operating income (%)	31.8	34.4	43.4

Non-Interest Income

Fee and commission income increased by 44.8%. The increase was mainly driven by the full nine-month contributions from DHG and DBSV. Excluding the contributions from these acquisitions, fee and commission was 13.4% higher than the same period last year. The increase was due mainly to fees received from fund management, sale of wealth management products and growth in loan related fees. Credit card fees grew by S$6 million or 20.0%, following the increase in the number of credit cards issued.

Compared to 2nd Qtr 2002, fee and commission income was 5.9% lower in the third quarter. The decline in stockbroking and fund management fees over the previous quarter was due to the less favourable conditions in the equity markets.

Other income for nine months 2002 declined 33.5%. Nine month 2001 results included a S$181 million profit from the sale of shares in The Insurance Corporation of Singapore Limited and Keppel Capital Holdings Limited.

For third quarter 2002, the 17.5% decline in other income over second quarter 2002 was largely due to equity losses and lower profits from treasury activities.

Table 2
Group Operating Expenses

S$'m	9 Mths 2002	9 Mths 2001
Staff costs	**492.6**	555.6
Occupancy expenses	**114.5**	114.2
Technology-related expenses	**129.6**	113.6
Non-interest expenses (e.g. brokerage)	**57.0**	32.3
Others (incl. marketing expenses)	**170.3**	237.2
Total (excluding DHG and DBSV)	**964.0**	1,052.9
DHG	**278.8**	100.4
DBSV/DBS Securities Group	**135.3**	59.7
Total	**1,378.1**	1,212.9
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	**45.7**	47.3
Staff Head Count Number (at period-end)	**12,102**	13,687

S$'m	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
Staff costs	**156.2**	171.4	181.3
Occupancy expenses	**38.1**	37.7	41.6
Technology-related expenses	**47.0**	45.0	30.6
Non-interest expenses (e.g. brokerage)	**26.4**	14.0	11.1
Others (incl. marketing expenses)	**49.3**	66.9	76.4
Total (excluding DHG and DBSV)	**317.0**	335.0	341.0
DHG	**92.3**	90.5	100.4
DBSV/DBS Securities Group	**42.7**	42.0	22.7
Total	**452.0**	467.5	464.0
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	**46.0**	46.2	44.7
Staff Head Count Number (at period-end)	**12,102**	12,335	13,687

Operating Expenses

Excluding operating expenses of DHG and DBSV, and goodwill amortisation, nine month 2002 operating expenses declined 8.4% over the same period in 2001.

Staff costs were lower as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses. Other operating expenses also declined as a result of the implementation of cost management initiatives. Last year's divestment of the Group's stake in former subsidiaries, The Insurance Corporation of Singapore Limited and DBS Bank Philippines Inc., also resulted in lower costs as their operating expenses have been excluded.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 45.7% for nine months 2002 compared with 47.3% for the same period in 2001.

Compared to the second quarter, third quarter operating expenses were 5.4% lower, reflecting the Group's effort in cost discipline. Cost-to-income ratio was maintained at 46.0%.

Table 3
Group Provisions Charge

S$'m	9 Mths 2002	9 Mths 2001	3rd Qtr 2002	2nd Qtr 2002	3rd Qtr 2001
Loans	**275.3**	191.0	**111.8**	73.6	119.1
Equities	**43.1**	139.2	**46.8**	(8.1)	116.1
Properties	**81.0**	18.8	**0.4**	75.7	3.7
Specific Provision	**399.4**	349.1	**159.1**	141.1	239.0
General Provision	**(46.1)**	(57.1)	**(8.9)**	(33.9)	6.6
Total	**353.3**	292.0	**150.2**	107.2	245.5

Group Provisions Charge

Provision charge was S$353 million for nine months 2002. Specific provisions for loans and valuation shortfall for properties in Hong Kong dominated the charge.

In the third quarter, the additional specific loan provision charge was mainly for loans outside Singapore. Recent economic conditions did not indicate an impending economic recovery. At the same time, the soft property market and volatile equity markets have weakened the value of collateral underlying some of our loans. In addition to provisions for loans, we have also set aside provisions for equities.

Exhibit 2

Group Non-Performing Loans


S$'m
9,000
6,000
3,000
0
(%)
20
15
10
5
0
7,086
8,149
4,411
4,834
4,577
4,512
4,503
4,360
4,155
5.7
5.9
5.9
5.7
Dec 98
Dec 99
Dec 00
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
NBk NPL/NBk Loans
DTDB
Dao Heng

Table 4

Group Geographical NPL Rate
(Based on MAS standard)

(%)	Sep 30 2002	Jun 30 2002	Sep 30 2001
Singapore	**3.7**	3.8	3.5
Hong Kong	**3.5**	3.7	4.9
Regional countries (excl. DTDB)	**38.8**	36.3	24.9
DTDB	**27.1**	27.8	35.2
Other countries	**7.4**	7.1	4.7

DTDB : DBS Thai Danu Bank Public Company Limited

Exhibit 3

Group Non-Performing Loans – by Loan Grading


S'pore
5RC
Others
DKOB
Dao Heng
DTDB
Total
1,449
698
382
137
556
933
4,155
0
2,000
4,000
6,000
S$'m
Substandard
Doubtful
Loss
Total NPLs in respective countries
RC - Regional countries

Asset Quality

The volume of non-performing loans (NPLs) declined to S$4.2 billion at the end of September 2002. The ratio of NPLs to the total non-bank loans (NPL rate) decreased from 5.9% at the end of June 2002 to 5.7% as at the end of September 2002 due mainly to recoveries and write-off of previously provided debts.

The NPL rate for Hong Kong operations was 3.5% at the end of September 2002. Our Hong Kong credit card business recorded a 1.16% loan delinquent rate for 90 days past due. The net charge-off rate rose to 10.8%, reflecting the higher unemployment rate and increases in personal bankruptcy filings.

Of the total S$4.2 billion NPLs as at the end of September 2002, 66% were in the substandard category, 10% in the doubtful category and the remaining 24% in the loss category.

Approximately 6% of the NPLs that had been classified as substandard were actually "performing" NPLs. These loans were classified as "substandard" due to weak financials even though debt servicing was still current.

Exhibit 4

Group Cumulative Specific and General Provisions


S$'m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,643
2,687
2,719
2,721
2,633
2,533
Dec 98
Dec 99
Dec 00
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of September 2002 was 124.8% of unsecured NPLs, and 61.0% of total NPLs (or 63.5% of total NPLs of S$3,989 million under US SEC guidelines).

Table 5

Group Key Balance Sheet Items

S$'m	Sep 30 2002	Jun 30 2002	Sep 30 2001
Total Assets	**148,117.1**	152,008.9	147,414.1
Customer Loans	**63,442.3**	64,561.2	67,957.9
Customer Deposits	**100,418.7**	102,984.1	105,835.2
Loan-to-Deposit Ratio (%)	**63.2**	62.7	64.2

Balance Sheet

At the end of September 2002, total assets was S$148.1 billion. Customer loans decreased by 6.6% to S$63.4 billion, due mainly to the limited loan demand in a highly competitive environment. Customer deposits decreased by 5.1% to S$100.4 billion. The Group's loan-to-deposit ratio at the end of September 2002 was 63.2%.

Table 6

Group Capital

S$'m	Sep 30 2002	Jun 30 2002	Sep 30 2001
Tier I Capital	11,117	10,778	8,104
Tier II Capital 1/	4,309	4,214	4,662
Total Capital	15,427	14,992	12,766
Risk Weighted Assets, including Market Risks	81,359	85,440	89,586

1/ Include capital deductions for investments

Exhibit 5

Group Capital Adequacy Ratio (CAR)


(%)
20
15
10
5
0
15.8
19.2
18.9
14.3
17.4
17.6
19.0
9.1
1998
1999
2000
Sep 01
Dec 01
Jun 02
Sep 02
Tier I
Tier II

Capital Adequacy Ratio (CAR)

At the end of September 2002, the total CAR for the DBSH Group, measured according to the Bank for International Settlements (BIS) guidelines was 19.0%, more than twice the minimum CAR requirement of 8.0%. The Tier 1 CAR ratio was 13.7% after deducting goodwill of S$5.0 billion in connection with the acquisitions of DHG and DBSV.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at September 30, 2002, without taking into account earnings in the intervening period, the Tier 1 and total CAR would be 10.2% and 15.7% respectively.

Ref. No. 41/2002

DBS Third Quarter 2002 Net Profit Attributable to Members Declined 0.9% to S$199 million

* * *

Third Quarter Operating Expenses Declined 2.6%

* * *

NPL Ratio Down to 5.7% while Provision Coverage Increased to 61.0%

* * *

SINGAPORE, October 28, 2002 - DBS Group Holdings ("DBS") today announced its third quarter 2002 results.

Third Quarter results

Net profit attributable to members was S$199 million, a decline of 0.9% compared to the third quarter of 2001. Excluding goodwill amortisation, net profit attributable to members for the quarter rose 1.4% to S$268 million.

Operating profit for the third quarter was S$462 million, down 9.5% compared to the third quarter of 2001, but up 40.1% if the one-time S$181 million gains from the sale of shares in Insurance Corporation of Singapore ("ICS") and Keppel Capital are excluded from the 2001 results.

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-8788888
Website: www.dbs.com Email: groupcomms@dbs.com
Biz Regn No. 49413400C

Nine Months results

Operating profit for the first nine months of 2002 was S$1,434 million, up 11.2% compared to the same period in 2001. The results include the consolidation of Dao Heng's income for nine months of 2002 but only from July 1 for the corresponding period in 2001.

For the first nine months of 2002, net profit attributable to members was down 11.5% to S$735 million. However, net profit attributable to members excluding goodwill amortisation was up 5.2% from the previous year to S$940 million.

Stronger net interest income, margins, and fee income in third quarter

Compared to the same period last year, net interest income in the third quarter of 2002 grew by 14.0% to S$671 million, due to stronger interest margins. The net interest margin was 2.00%, up from 1.77% in the third quarter of 2001. Although customer loans declined 6.6% to S$63.4 billion from a year ago, DBS grew interest income by focusing on improving the risk adjusted yield from its interest bearing assets, and by proactively managing its funding costs.

Fee income increased 19.5% over the third quarter of 2001 to S$201 million. Correspondingly, over the same period, fee income as a percentage of total income improved to 20.4% from 16.2%. Fee income was supported during this period by stronger wealth management, and investment banking fees as well as higher brokerage fees from the consolidation of DBS Vickers.

Despite the continued soft economic conditions and weak equity markets, DBS managed S$723 million in sales of wealth management products in the third quarter of 2002. Sale of wealth management products totalled S$2.7 billion for nine months 2002, almost 40% more than that achieved for the whole of 2001.

Investment banking fees were boosted by major deals such as the successful underwriting of CapitaLand's S$205 million Real Estate Investment Trust in July.

Other income declined to S$95 million, a 64.6% drop, due primarily to the one-time gains from the sale of shares in ICS and Keppel Capital in 2001, and lower Treasury earnings in 2002 to-date.

Cost management initiatives continue to produce results

DBS continued to exercise discipline in managing operating costs. For the third quarter, total operating costs declined 2.6% to S$452 million, as compared to the same period last year. The improvement in expenses was driven primarily by a 13.9% decline in staff costs excluding recent acquisitions.

Headcount has been trimmed globally at all managerial, front-line and support levels, resulting in an aggregate 11.6% reduction at end September 2002 compared to end September 2001. DBS' cost to income ratio for the third quarter of 2002 was 46.0%, compared to 44.7% for the same period last year, as the ratio for last year was lower due to the sale of shares in ICS and Keppel Capital.

Asset quality improves, capital adequacy remains strong

DBS' total non-performing loans declined to S$4.2 billion at the end of September 2002, down 9.2% compared to the previous year. Since the acquisition of

Dao Heng, DBS has reduced its total non-performing loans for five consecutive quarters. The ratio of non-performing loans to total non-bank loans at the end of September 2002 decreased to 5.7% from the 5.9% level at the end of June 2002, despite a reduction in total non-bank customer loans.

Provision charges in the third quarter of 2002 were down significantly compared to a year ago but higher than the provisions run rate for the first half of 2002. Provision charges in the third quarter of 2002 were S$150 million as DBS continues to prudently monitor non-performing loans and build up reserves against the uncertain economic conditions. DBS took loan provisions of S$112 million, but also recorded provisions for equities of S$47 million due to the volatile stock markets. DBS took a similar S$116 million provision for equity holdings in third quarter of 2001. These provisions were substantially written back in the fourth quarter of 2001, following an improvement in global markets.

Overall, the provision coverage ratio increased to 61.0% from 58.7% a year ago. As a policy, provisions have been increased since 1999, following the low-point of 44.4% provision coverage at the end of 1998.

The total capital adequacy ratio for DBS, as of September 30, 2002, remained strong at 19.0%, more than twice the BIS minimum requirements. The Tier 1 capital ratio stood at 13.7%. Taking into consideration the final January 2003 payment for the 28.4% Dao Heng that DBS does not own, DBS' Tier 1 and total capital ratios would be 10.2% and 15.7% respectively. This pro-forma calculation at September 30, 2002 assumes that there would be no retained earnings for the remainder of 2002.

Regional operations show progress

Dao Heng operating profit for the third quarter of 2002 improved to S$125 million, up 5.6% compared to the third quarter 2001. The increase was driven by cost savings from the successful integration of DBS operations in Hong Kong. Income before expenses were down 0.7% to S$217 million and expenses decreased by 8.0% to S$92 million. Net profit after tax at Dao Heng rose 5.5% to S$88 million, compared to S$84 million a year ago.

DBS Thai Danu Bank, a subsidiary of DBS Bank, already reported on October 18, 2002, a net profit after tax of Baht 80 million (S$3 million) for the third quarter of 2002, representing a 95.1% increase from the same period last year. The year-on-year improvement was driven by a 15.5% increase in net interest and dividend income to Baht 615 million and a 28.7% rise in fee income to Baht 125 million. Operating expenses increased by 12.3%, to Baht 577 million, reflecting higher IT related expenditure and marketing expenses for launching of the Bank's products. During the quarter, DBS Thai Danu Bank outsourced its IT operations to IBM.

Dao Heng enhances DBS' ability to capture long-term China opportunities

DBS currently operates in China through DBS Bank and Dao Heng branch offices in Shenzhen, Beijing and Shanghai, and representative offices in Fuzhou and Tianjin. DBS's Beijing and Shanghai branches are now authorised to conduct foreign currency transactions with Chinese individuals. Previously, DBS branches were only allowed to conduct RMB and foreign currency transactions with foreign and Chinese enterprises as well as foreign currency transactions with foreign individuals.

With this enhanced authority, China further becomes a key market in DBS' Pan-Asian franchise. DBS expects to expand its operations to capture growth opportunities in China in line with the World Trade Organisation's liberalisation timetable. The focus will be on the three main geographic regions, the Pearl River Delta, the Yangtze Delta and the Beijing-Tianjin Corridor, areas where DBS already has operations. DBS will leverage its existing customer relationships in Singapore and Hong Kong and will tap its capital markets, treasury, structured finance, syndication, trade services, cash management and private equity capabilities to support existing DBS customers as well as to acquire new customers.

Dao Heng Acquisition Plans

In line with the Group's strategy of creating a stronger platform for its North Asia expansion, it is DBS' current intention to exercise in early January 2003 its call option to acquire all of the DBS Diamond Holdings Limited ("DBS Diamond") shares not currently owned by it ("Call Option"). DBS Diamond owns 100% of Dao Heng Bank Group Limited. The Group will send notice of the exercise of the Call Option to the other shareholders of DBS Diamond in due course.

Notwithstanding the exercise of the Call Option by the Group, DBS Diamond shareholders will continue to receive any dividends payable in respect of their holdings of DBS Diamond shares for the six-month period ending December 31, 2002.

Better execution despite weak markets

S. Dhanabalan, DBS Chairman, said that the third quarter results reflected better execution despite weak markets. “While revenues remain soft in the current economic environment, our results show more discipline in the way we managed our business”, said Dhanabalan. "Both expenses and NPLs continue to be managed down.”

" I am encouraged that management was able to act decisively and cohesively to reduce and deploy our resources and reorganize our structure to meet changed market conditions”, said Dhanabalan. “The tough steps we have taken will position DBS well to capitalize on the upside when the global and regional economies recover.”

DBS Bank is the largest bank in Singapore as measured by assets, with dominant positions in consumer banking, treasury and markets, securities brokerage, Singapore dollar loans, deposits, and equity and debt fund raising. Through its Dao Heng Bank and DBS Kwong On Bank operations, DBS Bank is the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. The Bank's credit ratings are amongst the highest in the Asia Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained through our company website www.dbs.com.

[End]

More information on the above announcement is available at *www.dbs.com/investor*.
The Analyst Briefing will be webcast from 6.45 pm (S'pore/HK time)

For more information, contact:

Julie Yeo
Group Communications
DBS Bank
e-mail: julie_yeo@dbs.com
Telephone: (65) 6878-5447
Fax: (65) 6222-4478
Mobile: (65) 9673-4433

Tony Raza
Investor Relations
DBS Bank
e-mail: anthonyr@dbs.com
Telephone: (65) 6878-4751
Fax: (65) 6226-3702
Mobile: (65) 9785-3259

DBS GROUP HOLDINGS

25 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 September 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	63,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 25/9/02

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	$1,468,816,601	S$66,475,374	$19,608,841
Paid-up Share Capital	$1,468,816,601	S$66,475,374	$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25th September 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

This is Not A Receipt Unless it is Machine Receipted

Registration No : 199901152M (DBSH)

RCB 383675 25/09/2002 $10.00

MAIL BOX NO : ___________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

200004

DBS GROUP HOLDINGS

11 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 11 September 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

Registration No : 199901152M (DBSH)

This is Not A Receipt Unless it is Machine Receipted

RCB 367053 11/09/2002 $10.00

MAIL BOX NO : ____________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

FORM
24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 11/9/02

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	$1,468,753,601	S$66,475,374	$19,608,841
Paid-up Share Capital	$1,468,753,601	S$66,475,374	$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated:

Signature: [signature]

Name of ~~*Director~~ Assistant /Secretary: Claire Tham Li Mei

*Delete where inapplicable.
‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

22 Jul 2002

02 OCT 31

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the six months ended 30 Jun 2002.

Yours sincerely

Heng Lee Cheng (Ms)
Group Secretary
6878 5311 (DID)

Encs

/fb

DBS

UNAUDITED FINANCIAL RESULTS

FOR FIRST HALF 2002

JULY 22, 2002

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contents	Page

Financial Highlights

DBS prepares its financial statements in accordance with Singapore Generally Accepted Accounting Principles ("Singapore GAAP").

Unaudited Financial Performance Summary For First Half 2002

	1st Half 2002	2nd Half 2001	1st Half 2001	2nd Qtr 2002	1st Qtr 2002
	S$'m	S$'m	S$'m	S$'m	S$'m
For the period (GAAP basis)					
Operating profit	**963.5**	892.9	779.3	**466.0**	497.5
Net Profit before tax	**789.2**	597.0	766.4	**373.8**	415.5
Net Profit after tax attributable to members	**531.4**	369.7	629.5	**253.4**	278.0
For the period (excluding goodwill amortisation)					
Operating profit	**1,100.0**	1,024.3	779.3	**534.7**	565.2
Net Profit before tax	**925.7**	728.4	766.4	**442.5**	483.2
Net Profit after tax attributable to members	**667.9**	501.1	629.5	**322.1**	345.8
At period-end					
Shareholders' funds	**14,066.7**	13,529.1	11,142.0	**14,066.7**	13,812.8
Customer loans	**64,561.2**	68,208.0	69,617.4	**64,561.2**	66,340.4
Customer deposits	**102,984.1**	106,771.3	114,851.4	**102,984.1**	109,585.7
Total assets	**152,008.9**	151,294.3	156,497.0	**152,008.9**	153,957.4
	S$	S$	S$	S$	S$
Per share					
Earnings excluding goodwill amortisation (annualised)	**0.91**	0.76	1.02	**0.88**	0.94
Basic earnings (annualised)	**0.72**	0.54	1.02	**0.69**	0.75
Fully diluted earnings (annualised)	**0.69**	0.52	0.96	**0.66**	0.72
Interim / Final dividend	**0.14**	0.16	0.14	**0.14**	-
Net asset value at period-end	**5.74**	5.38	5.85	**5.74**	5.63

Performance ratios (annualised)

	1st Half 2002	2nd Half 2001	1st Half 2001	2nd Qtr 2002	1st Qtr 2002
	(%)	(%)	(%)	(%)	(%)
On a GAAP basis					
Return on assets	**0.70**	0.44	1.08	**0.66**	0.73
Return on equity	**7.73**	6.44	11.36	**7.26**	8.14
Excluding goodwill amortisation					
Return on assets	**0.88**	0.64	1.08	**0.84**	0.91
Return on equity	**9.71**	8.78	11.36	**9.22**	10.12
Efficiency and revenue mix ratios					
Cost:income ratio (excluding goodwill amortisation)	**45.5**	49.2	49.0	**46.3**	44.8
As a percentage of total operating income:					
- Net interest income	**65.4**	64.2	62.9	**65.5**	65.4
- Non-interest income	**34.6**	35.8	37.1	**34.5**	34.6
BIS Capital ratios (at period-end)					
- Tier 1 capital	**12.6**	12.2	11.6	**12.6**	12.5
- Total capital	**17.6**	17.4	17.0	**17.6**	17.7

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Adoption of New Accounting Standards

Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBS Group Holdings and its subsidiary companies ("DBSH Group") has applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for first half 2002 (1st Half 2002).

Unaudited Financial Performance Summary For First Half 2002

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001	2nd Qtr 2002	1st Qtr 2002
Profit and Loss Account					
Net interest income	**1,321.4**	1,295.3	961.5	**651.5**	670.0
Non-interest income	**698.1**	721.5	566.7	**343.6**	354.5
Income before operating expenses	**2,019.5**	2,016.8	1,528.2	**995.1**	1,024.4
Operating expenses	**(919.6)**	(992.5)	(748.9)	**(460.4)**	(459.2)
Goodwill amortisation	**(136.5)**	(131.4)	-	**(68.7)**	(67.7)
Operating profit	**963.5**	892.9	779.3	**466.0**	497.5
Provisions	**(200.7)**	(332.4)	(46.5)	**(105.0)**	(95.8)
Associated and joint venture companies	**26.5**	36.5	33.6	**12.7**	13.7
Net profit before tax	**789.2**	597.0	766.4	**373.8**	415.5
Net profit after tax attributable to members (NPAM)	**531.4**	369.7	629.5	**253.4**	278.0
NPAM excluding goodwill amortisation	**667.9**	501.1	629.5	**322.1**	345.8

Profit and Loss

DBSH Group's operating profit excluding goodwill amortisation increased by 41.1% to S$1,100.0 million in the 1st Half 2002 over the same period in 2001. Financial results of Dao Heng Bank Group Limited (DHG) and DBS Vickers Securities Holdings Pte Ltd (DBSV) were consolidated from June 29, 2001 and September 12, 2001 respectively. The consolidation of these acquisitions had contributed largely to the higher net interest and fee income.

As a result of higher provision charge in 1st Half 2002, NPAM excluding goodwill amortisation increased by a smaller percentage growth of 6.1% to S$667.9 million over 1st Half 2001.

Compared to second half 2001 (2nd Half 2001), operating profit excluding goodwill amortisation increased by 7.4%. Both halves under comparison included the financial results of DHG and DBSV. The 7.4% increase was mainly accounted for by lower operating expenses in 1st Half 2002 compared to 2nd Half 2001. Income before operating expenses remained stable for the 2 halves under comparison.

On a GAAP basis, DBSH Group's operating profit was S$963.5 million, increase of 23.6% and 7.9% over 1st Half 2001 and 2nd Half 2001 respectively. NPAM was S$531.4 million, a decrease of 15.6% from 1st Half 2001 but an increase of 43.7% over 2nd Half 2001.

Compared to first quarter 2002 (1st Qtr 2002), NPAM excluding goodwill amortisation for second quarter 2002 (2nd Qtr 2002) showed a decrease of 6.8% to S$322.1 million.

Contributions from Dao Heng Bank Group Limited and DBS Vickers Securities Holdings Pte Ltd

Excluding contributions and acquisition-related costs of DHG and DBSV, net profit of the Group would have been S$668.5 million, an increase of 6.2% over the same period last year contributed by higher net interest income and lower operating expenses.

Unaudited Financial Performance Summary For First Half 2002

S$'m	DBSH Group 1st Half 2002	Dao Heng 1st Half 2002	Vickers 1st Half 2002 1/	Acquisition Related Costs	Adjusted DBSH Group 1st Half 2002	Incr/ (Decr) excluding Acquisition Effects, over 1st Half 2001 1/
Profit and Loss Account						**(%)**
Net interest income	1,321.4	308.8	1.7	(47.9)	**1,058.7**	10.2
Non-interest income	698.1	105.5	58.0	-	**534.6**	(6.0)
Income before operating expenses	2,019.5	414.3	59.7	(47.9)	**1,593.4**	4.4
Operating expenses	(919.6)	(181.5)	(55.6)	-	**(682.5)**	(9.3)
Goodwill amortisation	(136.5)	-	(2.3)	(133.4)	**(0.8)**	NM
Operating profit	963.5	232.8	1.8	(181.2)	**910.1**	16.9
Provisions	(200.7)	(104.0)	3.5	-	**(100.3)**	114.9
Associated and joint venture companies	26.5	3.6	(3.3)	-	**26.2**	(21.9)
Net profit before tax	789.2	132.4	2.0	(181.2)	**836.0**	9.2
Net profit after tax attributable to members (NPAM)	531.4	63.6	(2.4)	(197.4)	**667.7**	6.1
NPAM excluding goodwill amortisation	667.9	63.6	(0.1)	(64.0)	**668.5**	6.2

Dao Heng : Dao Heng Bank Group Limited

Vickers : DBS Vickers Securities Holdings Pte Ltd

1/ Net of DBS Securities Group's contribution in 1st Half 2001

NM: Not Meaningful

Note : Appropriate adjustments have been made to Dao Heng Bank Group Limited accounts to bring them in line with the Singapore Generally Accepted Accounting Principles.

Exhibit 1

Group Net Interest Income and Net Interest Margin


S$'m
(%)
2,500
2,000
1,500
1,000
500
0
3
2
1
0
1,430
2,035
2,039
2,257
962
1,295
1,321
670
651
1.78
1.94
1.99
2.02
1.96
1998
1999
2000
2001
1st Half 2001
2nd Half 2001
1st Half 2002
1st Qtr 2002
2nd Qtr 2002

Table 1

Group Net Interest Income and Net Interest Margin

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001
Net interest income	**1,321.4**	1,295.3	961.5
Average interest bearing assets	**133,794.8**	132,386.2	108,926.0
Gross interest yield (%)	**3.42**	4.26	4.49
Net interest spread 1/ (%)	**1.91**	1.84	1.59
Net interest margin 2/ (%)	**1.99**	1.94	1.78

S$'m	2nd Qtr 2002	1st Qtr 2002
Net interest income	**651.5**	670.0
Average interest bearing assets	**133,293.2**	134,296.4
Gross interest yield (%)	**3.31**	3.52
Net interest spread 1/ (%)	**1.88**	1.94
Net interest margin 2/ (%)	**1.96**	2.02

1/ Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.

2/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets and is annualised.

Net Interest Income and Net Interest Margin

Net interest income increased by 37.4% to S$1,321.4 million for 1st Half 2002 largely due to the contribution from DHG. Lower Singapore dollar funding costs resulting from re-pricing of non-bank customer deposits also partially accounted for the increase in net interest income. Excluding DHG, DBSV and funding costs incurred for the acquisitions, net interest income was S$1,058.7 million, an increase of 10.2% over 1st Half 2001.

Compared with 1st Qtr 2002, net interest income for 2nd Qtr 2002 was lower due mainly to the strengthening of the Singapore dollar against its Hong Kong counterpart. On constant currency terms, net interest income for 2nd Qtr 2002 would have been in line with 1st Qtr 2002.

For 1st Half 2002, net interest margin was 1.99% compared to 1.78% for 1st Half 2001. Excluding acquisition of DHG, net interest margin was lower, at 1.93%. The improved net interest margin for 1st Half 2002 was contributed by lower Singapore dollar funding costs.

Net interest margin weakened to 1.96% in the 2nd Qtr 2002 compared to 2.02% in 1st Qtr 2002; resulting mainly from lower benefit from deployment of excess funds, as interest rates remained low.

Average interest earning assets increased over 1st Half 2001 by S$24.9 billion or 22.8%.

Table 2
Group Non-Interest Income

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001
Fee and commission income	**402.8**	388.4	250.8
Stockbroking	**82.7**	49.1	23.6
Trade finance fees	**54.7**	61.2	35.1
Deposit related	**53.5**	56.5	43.1
Credit card	**48.5**	52.6	16.3
Loan related	**56.8**	67.2	42.7
Fund management	**42.9**	37.1	34.7
Investment banking	**33.3**	33.2	39.0
Others (include insurance related commission)	**30.5**	31.4	16.3
Dividend and rental income	**29.8**	22.2	40.9
Other income	**265.5**	310.9	275.0
Net gain on foreign exchange, securities and derivatives	**172.2**	141.5	182.5
Singapore government securities	**46.8**	14.6	65.3
Equities	**14.7**	32.9	(34.2)
Disposal of investment securities	**12.5**	114.6	15.9
Disposal of fixed assets	**4.4**	(4.3)	25.9
Others	**14.9**	11.7	19.6
Total	**698.1**	721.5	566.7
Non-interest income as a percentage of Operating income (%)	**34.6**	35.8	37.1

S$'m	2nd Qtr 2002	1st Qtr 2002
Fee and commission income	**210.3**	192.6
Stockbroking	**36.3**	46.4
Trade finance fees	**25.8**	28.9
Deposit related	**28.0**	25.5
Credit card	**24.3**	24.2
Loan related	**33.7**	23.1
Fund management	**23.7**	19.2
Investment banking	**19.6**	13.7
Others (include insurance related commission)	**18.9**	11.6
Dividend and rental income	**19.6**	10.2
Other income	**113.7**	151.8
Net gain on foreign exchange, securities and derivatives	**78.2**	94.0
Singapore government securities	**20.6**	26.1
Equities	**#**	14.6
Disposal of investment securities	**5.7**	6.9
Disposal of fixed assets	**4.5**	(0.1)
Others	**4.7**	10.3
Total	**343.6**	354.5
Non-interest income as a percentage of Operating income (%)	**34.5**	34.6

: Insignificant

Non-Interest Income

Non-interest income as a percentage of total operating income for the 1st Half 2002 was 34.6%.

Compared to 1st Half 2001, the S$152.1 million increase in fee and commission income was due mainly to the contribution of stockbroking fees of S$55.4 million from DBSV; and credit card and trade finance fees of S$24.7 million and S$15.2 million respectively from DHG.

Excluding acquisitions, fee income of the Group increased by S$11.9 million benefiting from the continued emphasis of the credit card business in Singapore and the sale of wealth management products.

Compared to 1st Qtr 2002, fee and commission income increased by S$17.7 million or 9.2%. The increase was contributed mainly by fees received from syndicated loan and investment banking activities.

Other income decreased by 3.4% due mainly to the inclusion of S$31.2 million profit from the sale of DBS Securities Building and higher Singapore Government Securities' profit of S$65.3 million in 1st Half 2001.

Other income also decreased by 14.6% from 2nd Half 2001. Profits of S$120.1 million and S$60.6 million from sales of shares in ICS and Keppel Capital were included in 2nd Half 2001.

Compared with 1st Qtr 2002, other income for 2nd Qtr 2002 decreased by S$38.1 million. Profits of S$12.5 million and S$4.0 million were received from the share divestment in CWT Distribution Limited and The Payment Solutions Company Pte Ltd in 1st Qtr 2002. Treasury profit was also lower in 2nd Qtr 2002.

Table 3
Group Operating Expenses

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001
DBSH Group (excluding DHG and DBSV)			
Staff costs	**335.3**	338.6	374.3
Occupancy expenses	**74.2**	92.9	72.6
Technology-related expenses	**82.6**	89.7	83.0
Non-interest expenses (e.g. brokerage)	**30.6**	25.5	21.2
Others (incl. marketing expenses)	**122.8**	133.4	160.8
Total (excluding DHG and DBSV)	**645.4**	680.1	711.9
DHG	**178.1**	218.4	-
DBSV/DBS Securities Group	**86.4**	53.6	37.0
Restructuring and integration costs	**9.7**	40.4	-
Total	**919.6**	992.5	748.9
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	**45.5**	49.2	49.0
Staff Head Count Number (at period-end)	**12,335**	13,157	14,459

S$'m	2nd Qtr 2002	1st Qtr 2002
DBSH Group (excluding DHG and DBSV)		
Staff costs	**170.1**	165.1
Occupancy expenses	**35.5**	38.7
Technology-related expenses	**44.9**	37.7
Non-interest expenses (e.g. brokerage)	**13.9**	16.6
Others (incl. marketing expenses)	**68.7**	54.1
Total (excluding DHG and DBSV)	**333.1**	312.3
DHG	**81.7**	96.4
DBSV/DBS Securities Group	**40.0**	46.4
Restructuring and integration costs	**5.6**	4.1
Total	**460.4**	459.2
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	**46.3**	44.8
Staff Head Count Number (at period-end)	**12,335**	12,675

Operating Expenses

Excluding DHG and DBSV's operating expenses, restructuring and integration costs and goodwill amortisation, operating expenses declined 9.3% over same period in 2001 and 5.1% from 2nd Half 2001. Compared to 1st Half 2001, staff costs fell S$39.0 million as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses.

Other operating expenses also showed a decrease mainly achieved through effective cost management programs instituted. The successful integration of DHG had also yielded costs synergy that reduced operating expenses.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 45.5% in the 1st Half 2002 compared with 49.0% for the same period in 2001 and 49.2% for the 2nd Half of 2001.

Compared to 1st Qtr 2002, operating expenses excluding goodwill amortisation, in absolute term remains at almost the same level.

Table 4
Change in Group Provisions

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001	2nd Qtr 2002	1st Qtr 2002
Loans	**160.9**	259.7	71.9	**71.1**	89.8
Equities	**(8.6)**	(0.9)	23.1	**(11.8)**	3.2
Properties	**80.6**	76.6	15.1	**75.7**	4.9
Specific Provision	**232.9**	335.4	110.1	**135.0**	97.9
General Provision	**(32.1)**	(3.0)	(63.7)	**(30.0)**	(2.1)
Total	**200.7**	332.4	46.5	**105.0**	95.8

Change in Group Provisions

Provision charge was S$200.7 million for 1st Half 2002. The charge was mainly due to higher specific loan provision of S$160.9 million, arising largely from uncertain economic conditions and declining collateral values. Out of S$160.9 million loan provision charge, S$39.5 million was for loans booked in DHG. Besides loan provision, valuation shortfall provision of S$80.6 million was also made for properties held by the Group. DHG's properties accounted for S$69.5 million of the total valuation shortfall provided.

Provision charge for 2nd Qtr 2002 was S$105.0 million, S$9.2 million higher than 1st Qtr 2002, mainly due to provision required for valuation shortfall in the Group's properties.

Exhibit 2

Group Non-Performing Loans


S$'m
9,000
6,000
3,000
0
(%)
20
15
10
5
0
7,086
8,149
4,411
4,305
4,834
4,577
4,512
4,503
4,360
11.8
13.0
7.6
7.3
6.2
6.0
5.7
Dec 98
Dec 99
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
NBk NPL/NBk Loans
DTDB
Dao Heng

Table 5

Group Geographical NPL Rate

(Based on MAS standard)

(%)	Jun 30 2002	Dec 31 2001	Jun 30 2001
Singapore	**3.8**	3.6	3.6
Hong Kong	**3.7**	4.3	5.2
Regional countries (excl. DTDB)	**36.3**	26.1	25.6
DTDB	**27.8**	29.8	38.0
Other countries	**7.1**	6.8	5.2

DTDB : DBS Thai Danu Bank Public Company Limited

Exhibit 3

Group Non-Performing Loans – by Loan Grading


S'pore
SRC
Others
DKOB
Dao Heng
DTDB
Total
1,518
738
385
167
580
972
4,360
Substandard
Doubtful
Loss
Total NPLs in respective countries
RC - Regional countries
0
2,000
4,000
6,000
S$'m

Asset Quality

At end-June 2002, the volume of non-performing loans (NPLs) trended down to S$4.4 billion as compared to S$4.5 billion at end-December 2001. However, overall non-bank loan volume for DBSH Group in the region declined by S$3.7 billion or 5.2% and as a result, the ratio of NPLs to the total non-bank loans (NPL rate) increased by 0.2 percentage points to 5.9%.

Comparing to end-March 2002, the NPL rate remains unchanged at 5.9%.

NPL rate for Hong Kong Operations was 3.7% at end-June 2002. Hong Kong credit card business (which includes Dao Heng Card, Compass Card and DKOB Card) managed loan delinquent rate of 1.01% for 90 days past due and 2.26% for 30 days past due. The net charge-off rate was 10.3% reflecting current economic conditions and a rise in bankruptcy filings.

Of the total S$4,360 million NPLs for 1st Half 2002, 69% were in the substandard category, 9% in the doubtful and the remaining 22% in the loss category.

Approximately 6% of the NPLs that had been classified as substandard were "performing" NPLs. These loans were classified due to weak financials although debt servicing was still current.

Exhibit 4

Group Cumulative Specific and General Provisions


S$'m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,274
2,643
2,687
2,719
2,721
Dec 98
Dec 99
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end-June 2002 was 129.2% of unsecured NPLs, and 60.4% of total NPLs (or 62.9% of total NPLs of S$4,181 million under US SEC guidelines).

Based on MAS guidelines, Group loan loss reserve coverage for DBS Thai Danu Bank (DTDB)'s NPLs was 70.4%. Based on Bank of Thailand (BOT) new guidelines, the existing loan provision in DTDB's books is now 150.5% of BOT's requirement.

Table 6

Group Key Balance Sheet Items

S$'m	Jun 30 2002	Dec 31 2001	Jun 30 2001
Total Assets	**152,008.9**	151,294.3	156,497.0
Customer Loans	**64,561.2**	68,208.0	69,617.4
Customer Deposits	**102,984.1**	106,771.3	114,851.4
Loan-to-Deposit Ratio (%)	**62.7**	63.9	60.6

Balance Sheet

At end-June 2002, total assets were down 2.9% to S$152.0 billion compared to end-June 2001. Customer loans decreased by 7.3% to S$64.6 billion while customer deposits decreased by 10.3% to S$103.0 billion. With active management of assets and liabilities, the Group's loan-to-deposit ratio increased to 62.7%, compared to 60.6% for 1st Half 2001.

Table 7

Customer Deposits

S$'m	June 30 2002	December 31 2001	June 30 2001
Analysed by Currency			
Singapore dollar	**54,138.8**	55,136.6	55,415.3
US dollar	**20,428.6**	21,811.2	29,720.6
Hong Kong dollar	**19,912.6**	20,975.6	21,396.3
Thai Baht	**3,288.2**	3,242.4	3,066.1
Others	**5,216.0**	5,605.6	5,253.2
Total	**102,984.1**	106,771.3	114,851.4
Analysed by Product			
Savings accounts (include S$ autosave)	**42,370.3**	43,750.0	40,973.1
Current accounts	**8,950.6**	9,577.4	9,039.8
Fixed deposits	**50,363.0**	52,337.7	63,810.4
Other deposits	**1,300.1**	1,106.2	1,028.1
Total	**102,984.1**	106,771.3	114,851.4

Table 8

Customer Loans

S$'m	June 30 2002	December 31 2001	June 30 2001
Gross	**66,963.6**	70,648.9	72,076.6
Less:			
Specific provisions	**1,419.0**	1,421.9	1,325.0
General provisions	**983.4**	1,019.0	1,134.2
Net total	**64,561.2**	68,208.0	69,617.4
Including:			
Bills receivable	**1,552.7**	1,529.7	1,483.4
Loans	**63,008.5**	66,678.3	68,134.0
Net total	**64,561.2**	68,208.0	69,617.4
Industry Breakdown			
Manufacturing	**6,035.6**	6,383.0	6,264.5
Building and Construction	**9,198.1**	10,226.8	10,377.9
Housing Loans	**22,978.4**	24,406.7	24,619.2
General Commerce	**5,378.2**	5,252.8	5,281.7
Transportation, Storage and Communications	**5,183.5**	6,102.9	6,135.0
Financial Institutions, Investment and Holding Companies	**4,215.5**	4,096.5	4,759.4
Professionals and Private Individuals (except Housing Loans)	**8,116.5**	8,373.4	8,429.6
Others	**5,857.9**	5,806.8	6,209.4
Gross total	**66,963.6**	70,648.9	72,076.6
Analysed by Currency and Fixed / Variable Rates			
Fixed rate			
Singapore dollar	**11,445.0**	12,369.2	12,519.4
Hong Kong dollar	**400.9**	778.2	476.5
US dollar	**0.9**	1.3	-
Thai Baht	**698.2**	940.9	1,010.2
Others	**158.5**	2.1	224.1
Sub-total	**12,703.3**	14,091.6	14,230.3
Variable rate			
Singapore dollar	**20,791.2**	21,539.2	24,309.7
Hong Kong dollar	**21,365.7**	22,741.5	21,222.3
US dollar	**7,898.5**	8,334.8	8,694.3
Thai Baht	**2,462.4**	2,092.0	1,704.3
Others	**1,742.5**	1,849.9	1,915.6
Sub-total	**54,260.3**	56,557.3	57,846.3
Total (Gross)	**66,963.6**	70,648.9	72,076.6

Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans. Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 9
Group Capital

S$'m	Jun 30 2002	Dec 31 2001	Jun 30 2001
Tier I Capital	10,778	10,474	10,645
Tier II Capital	4,214	4,497	5,007
Total Capital	14,992	14,971	15,652
Risk Weighted Assets, including Market Risks	85,400	85,892	91,972

Exhibit 5
Group Capital Adequacy Ratio (CAR)


(%)
20
15
10
5
0
15.8
1.2
14.6
19.2
3.5
15.7
18.9
4.5
14.4
17.0
5.4
11.6
17.4
5.2
12.2
17.6
4.9
12.6
1998
1999
2000
Jun 01
Dec 01
Jun-02
Tier I
Tier II

Exhibit 6
Unrealised Valuation Surpluses


S$'m
1,600
1,200
800
400
0
1,421
729
692
1,416
827
589
1,175
677
498
1,338
665
673
893
568
325
819
480
339
1998
1999
2000
Jun 01
Dec 01
Jun 02
Quoted Investments
Properties

Capital Adequacy Ratio (CAR)

Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.6%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.6% after deducting goodwill of S$5.2 billion in connection with the acquisitions of DHG and DBSV. The minority interest in DHG and DBSV were excluded from the capital adequacy computations.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at June 30, 2002, without taking into account earnings in the intervening period, the Tier I and total CAR would be 9.2% and 14.4% respectively.

Unrealised Valuation Surpluses

Unrealised valuation surpluses in quoted investments and properties (not recognised in the accounts) amounted to S$0.8 billion at end-June 2002.

Geographical Segment Analysis

The following tables analyse total assets, income before operating expenses and NPAM by geographical segments. Unless otherwise stated, the analyses of geographical segments are generally based on the location of office recording the transactions.

Table 10

Group Geographical Segments

S$'m	Total assets (b)	Distribution (%)	Income before operating expenses	Distribution (%)	Net profit attributable to members	Distribution (%)
June 30 2002						
Singapore [(a)]	**93,949.5**	**61.8**	**1,335.2**	**66.1**	**405.2**	**76.2**
Hong Kong	**47,848.8**	**31.5**	**568.8**	**28.2**	**110.4**	**20.8**
Regional countries [(a)]	**4,782.5**	**3.1**	**79.3**	**3.9**	**8.5**	**1.6**
Rest of the world	**5,428.1**	**3.6**	**36.3**	**1.8**	**7.4**	**1.4**
Total	**152,008.9**	**100.0**	**2,019.5**	**100.0**	**531.4**	**100.0**
December 31 2001						
Singapore [(a)]	90,109.1	59.6	2,467.7	69.6	801.5	80.2
Hong Kong	49,223.1	32.5	813.2	22.9	195.0	19.5
Regional countries [(a)]	5,152.1	3.4	173.8	4.9	(24.8)	(2.5)
Rest of the world	6,809.9	4.5	90.3	2.5	27.4	2.7
Total	151,294.3	100.0	3,545.0 [(c)]	100.0	999.1 [(c)]	100.0
June 30 2001						
Singapore [(a)]	86,868.7	55.5	1,239.1	81.1	558.0	88.6
Hong Kong	56,734.6	36.3	167.4	11.0	40.2	6.4
Regional countries [(a)]	5,126.8	3.3	75.5	4.9	1.5	0.2
Rest of the world	7,766.9	5.0	46.2	3.0	29.7	4.7
Total	156,497.0	100.0	1,528.2	100.0	629.5	100.0

(a) Singapore includes the operations of the Asian Currency Unit. Special general provisions for regional exposure; additional provisions for DTDB's loans and amortisation of goodwill on acquisitions of DHG and DBS Kwong On Bank are booked in Singapore.

(b) Total assets exclude "Life-fund assets attributable to policyholders".

(c) Refers to full year 2001.

DBSH Group operates in four main geographical areas :

- **Singapore,** the home country of DBSH, which includes all the areas of operations in the primary business segments.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- **Rest of the world**, which are mainly branch operations in China, India, Taiwan, United States, and United Kingdom.

Income before operating expenses and NPAM are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and NPAM are stated after elimination of inter-group assets and revenues.

Table 11

Group Business Segments (1st Half 2002)

S$'m	Consumer Banking	Investment Banking	Treasury and Markets	Central Operations	Total
Income before operating expenses	**1,230.1**	**345.3**	**423.9**	**20.2**	**2,019.5**
Net profit before provision, taxation and goodwill amortisation	**530.3**	**238.7**	**330.0**	**1.0**	**1,100.0**
Taxation	**(88.3)**	**(48.3)**	**(69.1)**	**21.3**	**(184.4)**
Net profit before goodwill amortisation	**296.2**	**164.0**	**265.6**	**(57.9)**	**667.9**
Goodwill amortisation					**(136.5)**
Net profit attributable to members					**531.4**
Other Information					
Segment assets	**49,346.9**	**26,673.2**	**48,893.6**	**461.2**	**125,374.9**
Unallocated corporate assets				**21,567.2**	**21,567.2**
Total assets before goodwill and intangible assets	**49,346.9**	**26,673.2**	**48,893.6**	**22,028.4**	**146,942.1**
Goodwill and intangible assets					**5,066.8**
Total assets					**152,008.9**
Segment liabilities	**93,340.9**	**15,464.0**	**12,812.5**	**1,564.5**	**123,181.9**
Unallocated corporate liabilities				**14,760.3**	**14,760.3**
Total liabilities	**93,340.9**	**15,464.0**	**12,812.5**	**16,324.8**	**137,942.2**
Capital expenditure	**18.0**	**1.8**	**3.7**	**12.9**	**36.4**
Depreciation	**45.0**	**3.9**	**9.3**	**33.8**	**92.0**

Group Business Segments (1st Half 2001)

S$'m	Consumer Banking	Investment Banking	Treasury and Markets	Central Operations	Total
Income before operating expenses	845.8	419.6	375.3	(112.5)	1,528.2
Net profit before provision, taxation and goodwill amortisation	348.8	309.8	301.6	(180.9)	779.3
Taxation	(72.5)	(52.4)	(54.1)	37.8	(141.2)
Net profit before goodwill amortisation	225.4	235.6	238.9	(70.4)	629.5
Goodwill amortisation					-
Net profit attributable to members					629.5
Other Information					
Segment assets	48,063.9	30,271.2	55,187.6	502.2	134,024.9
Unallocated corporate assets				19,053.4	19,053.4
Total assets before goodwill and intangible assets	48,063.9	30,271.2	55,187.6	19,555.6	153,078.3
Goodwill and intangible assets					3,418.7
Total assets					156,497.0
Segment liabilities	91,054.6	24,791.5	15,225.8	1,593.2	132,665.1
Unallocated corporate liabilities				12,689.9	12,689.9
Total liabilities	91,054.6	24,791.5	15,225.8	14,283.1	145,355.0
Capital expenditure	50.8	4.4	9.5	40.8	105.6
Depreciation	26.2	4.4	5.2	38.2	74.1

Restatement of business segmental results may occur in future periods to reflect further refinement of management accounting policies or changes in organisation structures among businesses.

Business Segment Analysis

The business segmental results represent the customer segments in the respective businesses are determined by:

- Income and expenses directly attributable to each customer segment;
- Management accounting policies relating to the allocation of expenses and funds transfer pricing between the central treasury unit and the customer segments.

The financial statement presents an analysis of the results by classes of business based on the following customer segment groupings:

- **Consumer Banking**
  Consumer Banking focuses on providing products and services to individual customers and small and medium enterprises. The products and services offered to customers include credit facilities (mortgage, trade, personal loans and hire purchase financing, etc.), credit cards, remittance services, deposit collection, stock brokerage and asset management products.

  The increase in net profit (S$70.8 million, 31.4%) was attributable to significant increase in income resulting from the acquisition of DHG partially offset by a corresponding increase in expenses and higher provisions.

- **Investment Banking**
  Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, structured financing, advisory banking services, merger and acquisition, debt restructuring advisory services, nominee and trustee services and cash management services.

  The decrease in net profit (S$71.6 million, 30.4%) was attributable to decrease in income resulting from lower business volumes and margins.

- **Treasury and Markets**
  Treasury and Markets is involved in trading in treasury related products and services such as foreign exchange and derivatives, money market operations and securities trading. Income from customer business is reflected in the respective customer segments.

  The increase in net profit (S$26.7 million, 11.2%) was attributable to higher trading profits mainly from Hong Kong operations.

- **Central Operations**

  Central Operations encompasses a range of activities, with corporate decisions made at the centre and the related income and expenses not attributed to business segments. These include central treasury unit, funding costs of DBSH Group's associated and subsidiary companies, goodwill and gains/ losses on properties held centrally.

Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in the presentation in the current period.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED JUNE 30

S$'m	1st Half 2002	2nd Half 2001	1st Half 2001	2nd Qtr 2002	1st Qtr 2002
Interest income	**2,266.0**	2,845.3	2,425.7	**1,099.8**	1,166.3
Less: Interest expense	**944.6**	1,550.0	1,464.2	**448.3**	496.3
Net interest income	**1,321.4**	1,295.3	961.5	**651.5**	670.0
Fee and commission income	**402.8**	388.4	250.8	**210.3**	192.6
Dividends	**17.8**	5.7	21.3	**16.0**	1.8
Rental income	**12.0**	16.5	19.7	**3.6**	8.3
Other income	**265.5**	310.9	275.0	**113.7**	151.8
Income before operating expenses	**2,019.5**	2,016.8	1,528.2	**995.1**	1,024.4
Less: Staff costs	**462.2**	476.1	389.4	**225.6**	236.6
Other operating expenses (excluding goodwill amortisation)	**457.4**	516.5	359.5	**234.8**	222.6
Goodwill amortisation	**136.5**	131.4	-	**68.7**	67.7
Total operating expenses	**1,056.0**	1,124.0	748.9	**529.1**	526.9
Operating profit	**963.5**	892.9	779.3	**466.0**	497.5
Less: Provision for possible loan losses and diminution in value of other assets	**200.7**	332.4	46.5	**105.0**	95.8
	762.8	560.5	732.8	**361.0**	401.7
Add: Share of profits less losses of					
- associated companies	**26.6**	33.5	33.6	**13.6**	13.0
- joint venture companies	**(0.1)**	3.0	-	**(0.8)**	0.7
Net profit before taxation	**789.2**	597.0	766.4	**373.8**	415.5
Less: Taxation	**177.6**	124.8	131.9	**80.9**	96.7
Share of taxation of associated companies	**6.8**	6.2	9.3	**3.6**	3.2
Share of taxation of joint venture companies	**-**	0.5	-	**-**	-
Net profit after taxation	**604.8**	465.4	625.2	**289.2**	315.6
Less: Minority interests	**73.3**	95.7	(4.3)	**35.8**	37.5
Net profit attributable to members (NPAM)	**531.4**	369.7	629.5	**253.4**	278.0
NPAM excluding goodwill amortisation	**667.9**	501.1	629.5	**322.1**	345.8
Earnings per ordinary share @					
- Basic	**72 Cents**	54 Cents	102 Cents	**69 Cents**	75 Cents
- Fully diluted	**69 Cents**	52 Cents	96 Cents	**66 Cents**	72 Cents
Earnings (excluding goodwill amortisation) per ordinary share @					
- Basic	**91 Cents**	76 Cents	102 Cents	**88 Cents**	94 Cents
- Fully diluted	**87 Cents**	72 Cents	96 Cents	**84 Cents**	90 Cents

@ Annualised
Note : Some of the figures in the Appendices may not add up to the relevant totals due to rounding

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED BALANCE SHEET AS AT PERIOD ENDED

In S$'m	June 30 2002	December 31 2001	June 30 2001
SHARE CAPITAL AND RESERVES			
Share capital	1,554.8	1,538.4	1,308.3
RESERVES			
Share premium account	2,161.3	1,957.9	14.4
Other reserve	4,271.0	4,271.0	4,273.1
Capital redemption reserve	28.4	28.4	28.4
Capital reserve	4.4	24.0	11.0
General reserve	1,821.2	1,821.2	1,755.1
Revenue reserve	4,225.5	3,888.1	3,751.5
	12,511.9	11,990.7	9,833.7
SHAREHOLDERS' FUNDS	14,066.7	13,529.1	11,142.0
MINORITY INTERESTS	1,881.0	2,078.3	2,235.6
LIABILITIES			
Subordinated term debts	5,877.1	6,147.1	6,043.1
Deposits and balances of banks	10,232.5	8,445.7	11,135.2
Deposits and other accounts of non-bank customers	102,984.1	106,771.3	114,851.4
Other debt securities in issue	3,647.0	3,518.0	2,808.6
Other borrowings	719.9	824.7	535.3
Bills payable	431.1	394.8	399.3
Other liabilities	11,760.7	9,276.9	6,936.6
Current taxation	371.1	270.9	395.4
Deferred taxation	37.7	37.4	14.5
	152,008.9	151,294.3	156,497.0
Life fund liabilities to policyholders	-	-	1,583.0
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	152,008.9	151,294.3	158,080.0
MEMORANDUM ITEMS			
Contingent liabilities	12,607.5	10,282.8	13,874.6
Commitments	51,669.6	49,375.1	44,935.2
	64,277.1	59,658.0	58,809.8
Financial derivatives	694,729.7	412,153.9	350,510.5

In S$'m	June 30 2002	December 31 2001	June 30 2001
ASSETS			
Cash, and balances and placements with central banks	3,000.8	3,591.9	2,709.4
Singapore Government securities and treasury bills	8,596.1	9,185.7	9,223.5
Trading securities	13,447.2	10,777.9	12,203.9
Balances, placements with, and loans and advances to banks	42,948.1	41,122.6	48,587.6
Bills receivable from non-bank customers	1,552.7	1,529.7	1,483.4
Loans and advances to non-bank customers	63,008.5	66,678.3	68,134.0
Investment securities	3,597.5	4,399.6	4,375.3
Other assets	7,886.1	5,665.6	3,131.5
Associated and joint venture companies	547.4	558.3	555.9
Goodwill and intangible assets	5,066.8	5,124.2	3,418.7
Fixed assets	2,357.8	2,660.4	2,673.9
	152,008.9	151,294.3	156,497.0
Life fund net assets attributable to policyholders	-	-	1,583.0
TOTAL ASSETS	152,008.9	151,294.3	158,080.0

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED JUNE 30
In S$'m

	June 30 2002	June 30 2001
Cash flows from operating activities		
Profit before taxation and minority interests	789.2	766.4
Adjustments for non-cash items:-		
Provision for possible loan losses and diminution in value of assets	200.7	46.5
Depreciation of fixed assets	92.0	74.1
Amortisation of goodwill	136.5	-
Share of associated companies' profits	(26.5)	(33.6)
Profit on sale of fixed assets	(4.4)	(25.9)
Profit on sale of investment securities	(12.5)	(15.9)
Operating profit before changes in operating assets & liabilities	1,175.0	811.6
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	(3,787.2)	9,496.4
Deposits and balances of banks	1,786.8	(2,197.4)
Other liabilities including bills payable	1,173.8	(725.7)
(Increase)/Decrease in:		
Government securities and trading securities	(2,070.2)	(1,245.5)
Accounts receivable and other assets	(795.5)	816.9
Balances, placements with, and loans and advances, to other banks	(1,824.2)	(6,866.0)
Loans and advances to non- bank customers including bills receivable	3,489.5	(1,562.8)
Tax paid	(77.6)	(208.8)
Net cash used in operating activities (1)	(929.5)	(1,681.3)
Cash flows from investing activities		
Acquisition of new subsidiary companies	-	(5,083.6)
Acquisition of additional interest in subsidiary companies	(0.8)	-
Dividends from associated companies	15.2	10.3
Purchase of fixed assets	(36.4)	(105.6)
Purchase of investment securities	(1,313.0)	(110.6)
Proceeds from sale of fixed assets	68.4	65.2
Proceeds from sale of investment securities	1,927.1	58.3
Net cash (used in)/ generated from investing activities (2)	660.4	(5,166.0)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	14.4	8.7
Debt securities and borrowings	(32.8)	3,597.2
Funds from minority interests	(64.4)	1,090.0
Dividends paid	(219.6)	(295.8)
Net cash generated from financing activities (3)	(302.3)	4,400.0
Exchange translation adjustments (4)	(19.6)	11.0
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	(591.1)	(2,436.2)
Cash, and balances and placements with central banks as at January 1	3,591.9	5,145.0
Cash, and balances and placements with central banks as at June 30	3,000.8	2,708.8

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE HALF YEAR ENDED JUNE 30

In S$' m	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total
Balance at January 1, 2002	1,538.4	1,957.9	4,271.0	28.4	24.0	1,821.2	3,888.1	13,529.1
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1.2	7.9						9.1
Issue of ordinary shares	15.1	195.5						210.7
Net exchange translation adjustments during the period					(19.6)			(19.6)
Net profit attributable to members							531.4	531.4
Final dividends paid on ordinary and preference shares for the previous year							(194.0)	(194.0)
Balance at June 30, 2002	1,554.8 #	2,161.3	4,271.0	28.4	4.4	1,821.2	4,225.5	14,066.7
Balance at January 1, 2001 (restated)	1,307.2	6.8	4,273.1	28.4	-	1,755.1	3,419.6	10,790.3
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1.1	7.6						8.7
Net exchange translation adjustments during the period					11.0			11.0
Net profit attributable to members							629.5	629.5
Final dividends paid on ordinary and preference shares for the previous year							(295.8)	(295.8)
Goodwill transferred on disposal of subsidiary companies							(1.8)	(1.8)
Balance at June 30, 2001	1,308.3	14.4	4,273.1	28.4	11.0	1,755.1	3,751.5	11,142.0

During first half 2002, DBS Group Holdings Ltd issued 5,497 ordinary shares upon the conversion of the non-voting convertible preference shares.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends (annualised) by the weighted average number of ordinary shares in issue during the period.

In million	1st Half 2002	1st Half 2001
Weighted average number of ordinary shares in issue (a)	**1,454.3**	1,216.2

In S$'m	1st Half 2002	1st Half 2001
Net profit attributable to members (annualised)	**1,062.9**	1,258.9
Less: Preference dividends (annualised)	**20.1**	20.7
Net profit attributable to members after adjustment of preference dividends (b)	**1,042.7**	1,238.2
Add: Goodwill amortisation (annualised)	**272.9**	-
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,315.6**	1,238.2
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**72**	102
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**91**	102

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the financial period) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In million	1st Half 2002	1st Half 2001
Weighted average number of ordinary shares in issue	**1,454.3**	1,216.2
Dilutive effect of share options	**0.5**	1.1
Full conversion of DBSH Non-voting CPS	**19.6**	25.1
Full conversion of DBSH Non-voting redeemable CPS	**66.5**	66.5
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,540.8**	1,308.9

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'m	1st Half 2002	1st Half 2001
Net profit attributable to members (annualised)	**1,062.9**	1,258.9
Less: Preference dividends (annualised)	**20.1**	20.7
Net profit attributable to members after adjustment of preference dividends	**1,042.7**	1,238.2
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	**4.7**	5.7
(ii) Full conversion of DBSH Non-voting redeemable CPS	**15.5**	15.1
Adjusted net profit attributable to members (b)	**1,062.9**	1,258.9
Add: Goodwill amortisation (annualised)	**272.9**	-
Cash Basis - Adjusted net profit attributable to members (c)	**1,335.9**	1,258.9
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**69**	96
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**87**	96

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA AND THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA

DBSH Group has exposures to certain countries in the Asia Pacific region.

The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

At June 30, 2002, DBSH Group had assets in the Regional Countries, amounting to S$8,314.7 million and in Hong Kong and China amounting to S$31,294.2 million.

	DBSH Group					
	June 30, 2002		December 31, 2001		June 30, 2001	
In S$'m	**Assets**	**NPLs[(a)]**	**Assets**	**NPLs[(a)]**	**Assets**	**NPLs[(a)]**
Malaysia	**974.1**	**370.2**	853.6	409.3	660.6	308.9
Indonesia	**435.3**	**105.4**	445.1	105.4	501.6	140.6
Thailand (excluding DTDB)	**338.1**	**214.6**	301.7	58.8	326.0	36.8
Korea	**1,926.7**	**20.1**	1,551.0	27.7	1,385.1	44.4
The Philippines	**860.0**	**27.5**	1,011.3	30.4	1,679.3	93.6
	4,534.2	**737.9**	4,162.7	631.5	4,552.6	624.3
DTDB	**3,780.5**	**972.0**	3,627.1	1,003.8	3,251.9	1,142.9
Total Regional Countries	8,314.7	**1,709.9**	7,789.8	1,635.4	7,804.5	1,767.2
Hong Kong	**30,032.3**	**878.6**	31,602.2	1,085.0	31,614.2	1,237.6
China	**1,261.9**	**159.7**	1,119.4	117.6	1,033.6	145.4
Total	**39,608.8**	**2,748.1**	40,511.4	2,838.0	40,452.3	3,150.2

(a) NPLs include classified bank loans, contingent facilities and debt instruments.

DTDB : DBS Thai Danu Bank Public Company Limited

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

The DBSH Group's exposures to these countries at June 30, 2002 are as follows:

In S$'m	Loans and debt securities					Less: Loans to/Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [(a)]	Investments	Total		Amount	As a % of Total Assets
	(1)	(2)	(3)	(4)	(5)= (1+2+3+4)	(6)	(7)=(5-6)	(8)
Malaysia	807.0	27.8	828.5	30.8	1,694.1	719.9	974.1	0.7%
Indonesia	123.8	58.9	273.2	44.1	500.0	64.8	435.3	0.3%
Thailand (excluding DTDB)	100.3	22.4	276.7	85.3	484.7	146.5	338.1	0.2%
Korea	1,161.2	426.0	410.0	3.8	2,001.0	74.3	1,926.7	1.3%
The Philippines	65.2	78.3	127.6	594.6	865.7	5.7	860.0	0.6%
SUB-TOTAL	2,257.5	613.4	1,916.0	758.6	5,545.5	1,011.3	4,534.2	3.1%
DTDB	57.5	287.7	3,345.9	89.9	3,781.0	0.5	3,780.5	2.5%
TOTAL REGIONAL COUNTRIES	**2,315.0**	**901.1**	**5,261.9**	**848.5**	**9,326.5**	**1,011.8**	**8,314.7**	**5.5%**
Hong Kong [(b)]	2,790.0	3,872.1	23,617.9	10,525.8	40,805.8	10,773.5	30,032.3	19.8%
China	919.7	13.3	880.7	0.4	1,814.1	552.2	1,261.9	0.8%
TOTAL	**6,024.6**	**4,786.5**	**29,760.5**	**11,374.7**	**51,946.3**	**12,337.5**	**39,608.8**	**26.1%**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) Includes Dao Heng Bank Group Limited, DBS Kwong On Bank Limited and Hong Kong Branch operations.
DTDB: DBS Thai Danu Bank Public Company Limited

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

The DBSH Group's exposures to these countries at December 31, 2001 are as follows:

In S$'m	Loans and debt securities					Less: Loans to/Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. securities	Non-Bank [(a)]	Investments	Total		Amount	As a % of Total Assets
	(1)	(2)	(3)	(4)	(5)= (1+2+3+4)	(6)	(7)=(5-6)	(8)
Malaysia	730.0	-	727.1	94.6	1,551.7	698.1	853.6	0.6%
Indonesia	160.6	31.4	291.3	37.7	521.1	75.9	445.1	0.3%
Thailand (excluding DTDB)	63.9	9.3	270.9	78.0	422.0	120.3	301.7	0.2%
Korea	1,001.5	193.8	464.3	7.4	1,666.9	115.9	1,551.0	1.1%
The Philippines	74.2	99.2	123.5	720.2	1,017.1	5.8	1,011.3	0.7%
SUB-TOTAL	2,030.2	333.7	1,877.1	937.9	5,178.8	1,016.1	4,162.7	2.8%
DTDB	61.1	285.5	3,185.6	95.4	3,627.6	0.5	3,627.1	2.4%
TOTAL REGIONAL COUNTRIES	**2,091.3**	**619.2**	**5,062.7**	**1,033.3**	**8,806.4**	**1,016.6**	**7,789.8**	**5.1%**
Hong Kong [(b)]	1,737.0	4,374.1	25,491.4	10,807.6	42,410.1	10,807.9	31,602.2	20.9%
China	746.1	27.7	930.1	1.8	1,705.7	586.3	1,119.4	0.7%
TOTAL	**4,574.4**	**5,021.0**	**31,484.2**	**11,842.6**	**52,922.2**	**12,410.8**	**40,511.4**	**26.8%**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) Includes Dao Heng Bank Group Limited, DBS Kwong On Bank Limited and Hong Kong Branch operations.
DTDB: DBS Thai Danu Bank Public Company Limited

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

The DBSH Group's exposures to these countries at June 30, 2001 are as follows:

In S$'m	Loans and debt securities			Investments	Total	Less: Loans to/Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[a]				Amount	As a % of Total Assets
	(1)	(2)	(3)	(4)	(5)= (1+2+3+4)	(6)	(7)=(5-6)	(8)
Malaysia	552.4	-	588.0	51.3	1,191.7	531.1	660.6	0.4%
Indonesia	209.9	54.1	306.1	32.6	602.7	101.1	501.6	0.3%
Thailand (excluding DTDB)	30.6	9.1	293.0	17.9	350.6	24.6	326.0	0.2%
Korea	638.8	253.7	492.7	14.0	1,398.2	13.1	1,385.1	0.9%
The Philippines	302.2	177.0	542.4	903.0	1,924.6	245.3	1,679.3	1.1%
SUB-TOTAL	1,733.9	493.9	2,221.2	1,018.8	5,467.8	915.2	4,552.6	3.0%
DTDB	67.2	277.5	2,868.5	47.1	3,260.3	8.4	3,251.9	2.1%
TOTAL REGIONAL COUNTRIES	**1,801.1**	**771.4**	**5,089.7**	**1,065.9**	**8,728.1**	**923.6**	**7,804.5**	**5.0%**
Hong Kong [b]	3,616.9	4,104.0	24,260.2	6,168.5	38,149.6	6,535.4	31,614.2	20.2%
China	729.5	44.8	871.6	5.2	1,651.1	617.5	1,033.6	0.7%
TOTAL	**6,147.4**	**4,920.1**	**30,221.6**	**7,239.6**	**48,528.8**	**8,076.4**	**40,452.3**	**25.8%**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) Includes Dao Heng Bank Group Limited, DBS Kwong On Bank Limited and Hong Kong Branch operations.
DTDB: DBS Thai Danu Bank Public Company Limited

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

NON-PERFORMING LOANS AND PROVISIONS

At June 30, 2002, DBSH Group's total non-performing loans amounted to S$4,360.1 million (December 31, 2001: S$4,512.2 million, June 30, 2001: S$4,833.8 million). Non-performing loans ("NPLs") are loans, contingent facilities and debt instruments classified as Substandard, Doubtful or Loss in accordance with MAS Notice 612.

Out of the total NPLs of S$4,360.1 million:

- S$3,002.6 million (69%) [December 31, 2001: S$3,085.5 million (68%); June 30, 2001: S$3,554.2 million (73%)] were in the substandard category; and
- S$2,321.7 million (53%) [December 31, 2001: S$2,604.0 million (58%); June 30, 2001: S$3,029.5 million (63%)] were secured by collateral.

Total cumulative specific and general provisions at June 30, 2002 amounted to 129% (December 31, 2001: 143%; June 30, 2001: 146%) of unsecured NPLs.

Details of DBSH Group's NPLs and provisions at June 30, 2002 are as follows:

			Regional Countries			
In S$'m	Singapore	Hong Kong[b]	DTDB [a]	Others	Other Countries	Total
June 30, 2002						
Non- Performing Loans (NPLs)	1,517.7	878.6	972.0	737.9	254.0	4,360.1
- Substandard	1,175.8	358.6	778.2	517.5	172.4	3,002.6
- Doubtful	33.2	261.7	13.4	89.7	17.5	415.5
- Loss	308.7	258.2	180.4	130.6	64.0	941.9
NPLs as a % of:						
- Total loans in the respective countries	3.7%	3.5%	25.7%	13.3%	0.7%	3.9%
- Group total assets	1.0%	0.6%	0.6%	0.5%	0.2%	2.9%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.8%	3.7%	27.8%	36.3%	7.1%	5.9%
Total Cumulative Provisions	822.4	503.7	684.1	475.6	147.1	2,632.9
- Specific provisions	456.3	273.3	502.2	260.6	109.5	1,601.8
- General provisions	366.1	230.4	181.9	215.0	37.7	1,031.1
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.0%	2.0%	18.1%	8.6%	0.4%	2.4%
- Group total assets	0.5%	0.3%	0.5%	0.3%	0.1%	1.7%
- NPLs in the respective countries	54%	57%	70%	64%	58%	60%
- Unsecured NPLs in the respective countries	147%	171%	145%	94%	71%	129%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Bank Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes Dao Heng Bank Group Limited, DBS Kwong On Bank Limited and Hong Kong Branch operations.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Details of DBSH Group's NPLs and provisions at December 31, 2001 were as follows:

In S$'m	Singapore	Hong Kong[b]	Regional Countries: DTDB [a]	Regional Countries: Others	Other Countries	Total
December 31, 2001						
Non- Performing Loans (NPLs)	1,527.9	1,085.0	1,003.8	631.5	263.9	4,512.2
- Substandard	1,175.4	529.9	810.0	379.5	190.7	3,085.5
- Doubtful	26.6	344.2	16.5	112.2	21.1	520.6
- Loss	325.9	211.0	177.3	139.8	52.1	906.1
NPLs as a % of:						
- Total loans in the respective countries	3.7%	4.1%	27.7%	12.2%	0.8%	4.0%
- Group total assets	1.0%	0.7%	0.7%	0.4%	0.2%	3.0%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	4.3%	29.8%	26.1%	6.8%	5.7%
Total Cumulative Provisions	837.7	553.2	726.2	460.7	141.0	2,718.7
- Specific provisions	464.6	303.8	544.6	244.1	100.9	1,658.0
- General provisions	373.1	249.4	181.6	216.5	40.1	1,060.7
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.0%	2.1%	20.0%	8.9%	0.4%	2.4%
- Group total assets	0.6%	0.4%	0.5%	0.3%	0.1%	1.8%
- NPLs in the respective countries	55%	51%	72%	73%	53%	60%
- Unsecured NPLs in the respective countries	151%	150%	162%	124%	86%	143%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Bank Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes Dao Heng Bank Group, DBS Kwong On Bank Limited and Hong Kong Branch operations.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Details of DBSH Group's NPLs and provisions at June 30, 2001 are as follows:

			Regional Countries			
In S$'m	**Singapore**	**Hong Kong[b]**	**DTDB [a]**	**Others**	**Other Countries**	**Total**
June 30, 2001						
Non- Performing Loans (NPLs)	1,610.0	1,237.6	1,142.9	624.3	219.0	4,833.8
- Substandard	1,369.4	653.9	943.3	450.3	137.3	3,554.2
- Doubtful	8.2	284.8	6.9	111.2	24.1	435.2
- Loss	232.4	298.8	192.7	62.8	57.6	844.4
NPLs as a % of:						
- Total loans in the respective countries	3.4%	4.7%	35.1%	11.4%	0.6%	4.0%
- Group total assets	1.0%	0.8%	0.7%	0.4%	0.1%	3.1%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	5.2%	38.0%	25.6%	5.2%	6.2%
Total Cumulative Provisions	739.8	550.7	712.3	493.9	146.2	2,642.9
- Specific provisions	339.7	306.3	537.8	196.1	83.6	1,463.4
- General provisions	400.1	244.4	174.5	297.8	62.6	1,179.5
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	1.6%	2.1%	21.8%	9.0%	0.4%	2.2%
- Group total assets	0.5%	0.4%	0.5%	0.3%	0.1%	1.7%
- NPLs in the respective countries	46%	45%	62%	79%	67%	55%
- Unsecured NPLs in the respective countries	182%	127%	132%	157%	131%	146%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Bank Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Includes Dao Heng Bank Group Limited, DBS Kwong On Bank Limited and Hong Kong Branch operations.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

INDUSTRY ANALYSIS OF NON-PERFORMING LOANS

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In S$'m	June 30, 2002 Outstanding	June 30, 2002 Specific Provisions	December 31, 2001 Outstanding	December 31, 2001 Specific Provisions	June 30, 2001 Outstanding	June 30, 2001 Specific Provisions
Manufacturing	**1,005.7**	**446.7**	891.3	437.7	895.0	364.0
Building and Construction	**649.7**	**212.5**	772.3	246.4	945.5	214.5
Housing Loans	**199.3**	**44.3**	310.6	63.0	299.2	55.0
General Commerce	**747.5**	**308.8**	754.7	335.3	890.5	328.7
Transportation, Storage and Communications	**187.5**	**46.0**	237.2	60.3	280.0	54.2
Financial Institutions, Investment and Holding Companies	**432.9**	**128.9**	497.2	156.5	502.9	165.0
Professionals and Private Individuals (except Housing Loans)	**422.9**	**195.0**	416.7	167.8	415.1	124.8
Others	**714.6**	**219.6**	632.2	191.0	605.6	157.2
Total	**4,360.1**	**1,601.8**	4,512.2	1,658.0	4,833.8	1,463.4

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

GOODWILL

The carrying value of goodwill from consolidation is reviewed when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

Set out below is the carrying value after an assessment for impairment of goodwill has been performed:

In S$'m	June 30, 2002	December 31, 2001
Goodwill arising on consolidation		
Unamortised balance at January 1	**5,124.2**	-
Acquisition of new subsidiary companies/additional interest in subsidiary companies	**79.1**	5,255.6*
Amortisation for the financial period	**(136.5)**	(131.4)
Unamortised balance at June 30/December 31	**5,066.8**	5,124.2

Comprising : S$'m	Date of Acquisition	Amortisation Period	Unamortised balance at June 30 2002	Charge to Profit and Loss Account
At DBS Bank level				
Dao Heng Bank Group Limited	June 29, 2001	20 years	**4,889.3**	128.4
DBS Vickers Securities Holdings Pte Ltd	September 12, 2001	5/10 years	**99.3**	7.2
DBS Group Holdings (Hong Kong) Ltd	May 7, 2002	17 years	**78.3**	0.8
			5,066.8	136.5
Included in DBS Vickers Securities Holding Pte Ltd				
Lum Chang Securities Pte Ltd		5 years	**8.0**	0.9
DBS Securities Holding Pte Ltd**		5 years	**11.7**	1.4
			19.7	2.3

* Include the goodwill on acquisition of Dao Heng Bank Group Limited (S$5,146.6 million) and Vickers Ballas Holdings Limited (S$98.3 million).

** Eliminated at Group level.

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders
The Board of Directors of DBS Group Holdings Ltd (DBSH) announces the following:

1.1 UNAUDITED FINANCIAL RESULTS FOR HALF YEAR ENDED JUNE 30, 2002

In S$'m	DBSH 1st Half 2002	DBSH 1st Half 2001	DBSH Incr/ (Decr) (%)	DBSH GROUP 1st Half 2002	DBSH GROUP 1st Half 2001	DBSH GROUP Incr/ (Decr) (%)
Interest income	0.4	18.1	(97.6)	2,266.0	2,425.7	(6.6)
Less: Interest expense	-	-	NM	944.6	1,464.2	(35.5)
Net interest income	0.4	18.1	(97.6)	1,321.4	961.5	37.4
Fee and commission income	-	-	-	402.8	250.8	60.7
Dividends	-	-	-	17.8	21.3	(16.2)
Rental income	-	-	-	12.0	19.7	(39.2)
Other income	#	-	NM	265.5	275.0	(3.4)
Income before operating expenses	0.4	18.1	(97.6)	2,019.5	1,528.2	32.1
Less: Staff costs	-	-	-	462.2	389.4	18.7
Other operating expenses (excluding goodwill amortisation)	0.1	0.8	(86.0)	457.4	359.5	27.2
Goodwill amortisation	-	-	-	136.5	-	NM
Total operating expenses	0.1	0.8	(86.0)	1,056.0	748.9	41.0
Operating profit	0.3	17.3	(98.1)	963.5	779.3	23.6
Less: Provision for possible loan losses and diminution in value of other assets	#	-	NM	200.7	46.5	332.0
	0.3	17.3	(98.1)	762.8	732.8	4.1
Add: Share of profits less losses of						
- associated companies	-	-	-	26.6	33.6	(20.7)
- joint venture companies	-	-	-	(0.1)	-	NM
Net profit before taxation	0.3	17.3	(98.1)	789.2	766.4	3.0
Less: Taxation (based on liability method)	0.1	4.9	(98.2)	177.6	131.9	34.7
Share of taxation of associated companies	-	-	-	6.8	9.3	(26.5)
Share of taxation of joint venture companies	-	-	-	-	-	-
Net profit after taxation	0.2	12.4	(98.1)	604.8	625.2	(3.3)
Less: Minority interests	-	-	-	73.3	(4.3)	NM
Net profit after taxation attributable to members (NPAM)	0.2	12.4	(98.1)	531.4	629.5	(15.6)
NPAM excluding goodwill amortisation	0.2	12.4	(98.1)	667.9	629.5	6.1
US$/S$ exchange rate at June 30				1.7615	1.8207	
HK$/S$ exchange rate at June 30				0.2258	0.2334	

Note : Some of the figures in this document may not add up to the relevant totals due to rounding
NM: Not Meaningful
Insignificant

1.2 UNAUDITED FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2002

In S$'m	DBSH 2nd Qtr 2002	DBSH 1st Qtr 2002	DBSH 2nd Qtr 2001	DBSH GROUP 2nd Qtr 2002	DBSH GROUP 1st Qtr 2002	DBSH GROUP 2nd Qtr 2001
Net interest income	**0.2**	0.2	8.1	**651.5**	670.0	472.3
Non-interest income	**#**	#	-	**343.6**	354.5	247.8
Income before operating expenses	**0.2**	0.2	8.1	**995.1**	1,024.4	720.1
Less: Operating expenses (excluding goodwill amortisation)	**0.2**	(0.1)	0.6	**460.4**	459.2	365.8
Goodwill amortisation	**-**	-	-	**68.7**	67.7	-
Total operating expenses	**0.2**	(0.1)	0.6	**529.1**	526.9	365.8
Operating profit	**#**	0.3	7.5	**466.0**	497.5	354.3
Less: Provision for possible loan losses and diminution in value of other assets	**#**	#	-	**105.0**	95.8	8.8
	0.1	0.3	7.5	**361.0**	401.7	345.5
Add: Share of profits less losses of associated companies and joint venture companies	**-**	-	-	**12.6**	13.7	19.1
Net profit before taxation	**0.1**	0.3	7.5	**373.8**	415.5	364.6
Net profit after taxation attributable to members (NPAM)	**#**	0.2	5.1	**253.4**	278.0	308.1
NPAM excluding goodwill amortisation	**#**	0.2	5.1	**322.1**	345.8	308.1
US$/S$ exchange rate at period end				**1.7615**	1.8391	1.8207
HK$/S$ exchange rate at period end				**0.2258**	0.2358	0.2334

NM: Not Meaningful
1st Qtr : First Quarter
2nd Qtr :Second Quarter
Insignificant

2. SELECTED BALANCE SHEET DATA

In S$'m	DBSH June 30 2002	DBSH June 30 2001	DBSH Incr/ (Decr) (%)	DBSH Group June 30 2002	DBSH Group June 30 2001	DBSH Group Incr/ (Decr) (%)
(a) **ASSETS**						
Total assets	5,620.2	3,429.2	63.9	152,008.9	156,497.0	(2.9)
Customer loans and advances including bills receivable	-	-	-	64,561.2	69,617.4	(7.3)
(b) **LIABILITIES**						
Deposits and other accounts of customers	-	-	-	102,984.1	114,851.4	(10.3)
Deposits and balances of banks and agents	-	-	-	10,232.5	11,135.2	(8.1)
Subordinated term debts						
due within one year	-	-	-	25.0	23.7	5.6
due after one year	-	-	-	5,852.0	6,019.3	(2.8)
Borrowings and debt securities						
due within one year	-	-	-	1,905.0	1,299.7	46.6
due after one year	-	-	-	2,461.9	2,044.2	20.4
(c) **CAPITAL AND RESERVES**						
Paid-up preference share capital	86.1	91.6	(6.0)	86.1	91.6	(6.0)
Issued and paid-up ordinary share capital	1,468.7	1,216.7	20.7	1,468.7	1,216.7	20.7
Ordinary shareholders' funds	5,524.3	3,326.0	66.1	13,507.1	10,546.7	28.1
Total (ordinary and preference) shareholders' funds	5,610.3	3,417.6	64.2	14,066.7	11,142.0	26.2

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) DBS prepares its financial statements in accordance with Singapore Generally Accepted Accounting Principles ("Singapore GAAP").

Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBS Group Holdings and its subsidiary companies ("DBSH Group") has applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for first half 2002 (1st Half 2002).

(b) DBSH Group's operating profit excluding goodwill amortisation increased by 41.1% to S$1,100.0 million in the 1st Half 2002 over the same period in 2001. Financial results of Dao Heng Bank Group Limited (DHG) and DBS Vickers Securities Holdings Pte Ltd (DBSV) were consolidated from June 29, 2001 and September 12, 2001 respectively. The consolidation of these acquisitions had contributed largely to the higher net interest and fee income.

As a result of higher provision charge in 1st Half 2002, NPAM excluding goodwill amortisation increased by a smaller percentage growth of 6.1% to S$667.9 million over 1st Half 2001.

On a GAAP basis, DBSH Group's operating profit was S$963.5 million, an increase of 23.6% over 1st Half 2001. NPAM was S$531.4 million, a decrease of 15.6% from 1st Half 2001.

Compared to first quarter 2002 (1st Qtr 2002), NPAM excluding goodwill amortisation for second quarter 2002 (2nd Qtr 2002) showed a decrease of 6.8% to S$322.1 million.

Excluding contributions and acquisition-related costs of DHG and DBSV, net profit of the Group would have been S$668.5 million, an increase of 6.2% over the same period last year contributed by higher net interest income and lower operating expenses.

(c) Net interest income increased by 37.4% to S$1,321.4 million for 1st Half 2002 largely due to the contribution from DHG. Lower Singapore dollar funding costs resulting from re-pricing of non-bank customer deposits also partially accounted for the increase in net interest income. Excluding DHG, DBSV and funding costs incurred for the acquisitions, net interest income was S$1,058.7 million, an increase of 10.2% over 1st Half 2001.

Compared with 1st Qtr 2002, net interest income for 2nd Qtr 2002 was lower due mainly to the strengthening of the Singapore dollar against its Hong Kong counterpart. On constant currency terms, net interest income for 2nd Qtr 2002 would have been in line with 1st Qtr 2002.

For 1st Half 2002, net interest margin was 1.99% compared to 1.78% for 1st Half 2001. Excluding acquisition of DHG, net interest margin was lower, at 1.93%. The improved net interest margin for 1st Half 2002 was contributed by lower Singapore dollar funding costs.

Net interest margin weakened to 1.96% in the 2nd Qtr 2002 compared to 2.02% in 1st Qtr 2002; resulting mainly from lower benefit from deployment of excess funds, as interest rates remained low.

Average interest earning assets increased over 1st Half 2001 by S$24.9 billion or 22.8%.

(d) Non-interest income as a percentage of total operating income for the 1st Half 2002 was 34.6%.

Compared to 1st Half 2001, the S$152.1 million increase in fee and commission income was due mainly to the contribution of stockbroking fees of S$55.4 million from DBSV; and credit card and trade finance fees of S$24.7 million and S$15.2 million respectively from DHG.

Excluding acquisitions, fee income of the Group increased by S$11.9 million benefiting from the continued emphasis of the credit card business in Singapore and the sale of wealth management products.

Compared to 1st Qtr 2002, fee and commission income increased by S$17.7 million or 9.2%. The increase was contributed mainly by fees received from syndicated loan and investment banking activities.

Other income decreased by 3.4% due mainly to the inclusion of S$31.2 million profit from the sale of DBS Securities Building and higher Singapore Government Securities' profit of S$65.3 million in 1st Half 2001.

Compared with 1st Qtr 2002, other income for 2nd Qtr 2002 decreased by S$38.1 million. Profits of S$12.5 million and S$4.0 million were received from the share divestment in CWT Distribution Limited and The Payment Solutions Company Pte Ltd in 1st Qtr 2002. Treasury profit was also lower in 2nd Qtr 2002.

(e) Excluding DHG and DBSV's operating expenses, restructuring and integration costs and goodwill amortisation, operating expenses declined 9.3% over same period in 2001. Compared to 1st Half 2001, staff costs fell S$39.0 million as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses.

Other operating expenses also showed a decrease mainly achieved through effective cost management programs instituted. The successful integration of DHG had also yielded costs synergy that reduced operating expenses.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 45.5% in the 1st Half 2002 compared with 49.0% for the same period in 2001.

Compared to 1st Qtr 2002, operating expenses excluding goodwill amortisation, in absolute term remains at almost the same level.

(f) Provision charge was S$200.7 million for 1st Half 2002. The charge was mainly due to higher specific loan provision of S$160.9 million, arising largely from uncertain economic conditions and declining collateral values. Out of S$160.9 million loan provision charge, S$39.5 million was for loans booked in DHG. Besides loan provision, valuation shortfall provision of S$80.6 million was also made for properties held by the Group. DHG's properties accounted for S$69.5 million of the total valuation shortfall provided.

Provision charge for 2nd Qtr 2002 was S$105.0 million, S$9.2 million higher than 1st Qtr 2002, mainly due to provision required for valuation shortfall in the Group's properties.

(g) At end-June 2002, total assets were down 2.9% to S$152.0 billion compared to end-June 2001. Customer loans decreased by 7.3% to S$64.6 billion while customer deposits decreased by 10.3% to S$103.0 billion. With active management of assets and liabilities, the Group's loan-to-deposit ratio increased to 62.7%, compared to 60.6% for 1st Half 2001.

(h) Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.6%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.6% after deducting goodwill of S$5.2 billion in connection with the acquisitions of DHG and DBSV. The minority interest in DHG and DBSV were excluded from the capital adequacy computations.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at June 30, 2002, without taking into account earnings in the intervening period, the Tier I and total CAR would be 9.2% and 14.4% respectively.

(i) There is no material adjustment for under or overprovision of tax in respect of prior years.

4. OTHER INFORMATION

In S$'m	DBSH 1st Half 2002	DBSH 1st Half 2001	DBSH Incr/ (Decr) (%)	DBSH GROUP 1st Half 2002	DBSH GROUP 1st Half 2001	DBSH GROUP Incr/ (Decr) (%)
(a) **Depreciation**	-	-	-	92.0	74.1	24.2
(b) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds** * (%)	0.01	0.61	(98.4)	7.73	11.36	(31.9)
(c) **Net profit as a percentage of average total assets** * (%)	0.01	0.69	(98.6)	0.70	1.08	(35.2)
(d) **Net tangible asset backing per ordinary share** (S$)						
(i) Based on existing ordinary share capital	3.75	2.73	37.4	5.74	5.85	(1.9)
(ii) Assuming non-voting convertible preference shares (CPS) and non-voting redeemable CPS are converted to ordinary shares	3.61	2.61	38.3	5.79	5.91	(2.0)
(e) **Earnings per ordinary share** * (S$)						
(i) Basic (Based on existing ordinary share capital)	(0.01)	#	NM	0.72	1.02	(29.4)
(ii) Fully diluted	(0.01)	#	NM	0.69	0.96	(28.1)

Group basic earnings per ordinary share is calculated by dividing the annualised DBSH Group's net profit attributable to members and after preference dividends, amounting to S$1,042.7 million (1st Half 2001:S$1,238.2 million) by the weighted average number of ordinary shares in issue during the period of 1,454.3 million shares (1st Half 2001: 1,216.2 million shares).

Group fully diluted earnings per ordinary share is calculated by dividing the adjusted annualised DBSH Group's net profit attributable to members amounting to S$1,062.9 million (1st Half 2001:S$1,258.9 million) by the adjusted weighted average number of ordinary shares in issue during the period of 1,540.8 million shares (1st Half 2001: 1,308.9 million shares). The weighted average number of ordinary shares had been adjusted for the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the period) and the full conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS to ordinary shares.

* Annualised
# Insignificant
NM: Not Meaningful

(f) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between January 1 2002 and June 30 2002	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options: December 31 2001	June 30 2002
Issue of ordinary shares	15,135,535	-	-
Conversion of non-voting CPS	5,497,260	25,106,101	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	1,243,794	24,421,714	35,376,024

5. **INTERIM DIVIDEND**

The Directors are recommending a gross Interim Preferential Dividend of 14 cents per DBSH non-voting CPS and per DBSH non-voting redeemable CPS less 22.0% Singapore income tax, and a gross Interim Dividend per ordinary share less 22.0% Singapore income tax. Details of proposed dividends in respect of the half year ended June 30 are as follows:

	DBSH	
	2002 S$	2001 S$
DBSH Non-voting CPS		
Interim dividend of 14 cents less 22.0% tax (2001: 14 cents less 24.5% tax)	2,141,285	2,653,915
DBSH Non-voting redeemable CPS		
Interim dividend of 14 cents less 22.0% tax (2001: 14 cents less 24.5% tax)	7,259,111	7,026,447
DBSH Ordinary share		
Interim dividend of 14 cents less 22.0% tax (2001: 14 cents less 24.5% tax)	160,382,280	128,614,619

The proposed Interim Preferential Dividend payout may be smaller if the DBSH non-voting CPS and non-voting redeemable CPS are converted into ordinary shares pursuant to paragraph 4(f) on or before August 5, 2002, while the Interim Dividend payout on ordinary shares may be greater if additional ordinary shares are issued pursuant to paragraph 4(f) on or before the same date. The dividends are payable on August 19, 2002.

6. **CLOSURE OF BOOKS**

Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from August 6, 2002 to August 7, 2002, both dates inclusive. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd of 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on August 5, 2002 will be registered to determine shareholders' entitlement to the proposed Interim Preferential Dividend and proposed Interim Ordinary Dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited (CDP), the final dividend will be paid by DBSH to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

JULY 22, 2002
SINGAPORE

For more information on the above announcement, visit our website at www.dbs.com

DBS NEWS

Ref. No. 31/2002

DBS First Half Revenues up 32% to S$2.0 billion
Operating Profit before goodwill amortisation up 41% to S$1.1 billion
Net Profit before goodwill amortisation up 6% to S$668 million
Net Profit after goodwill amortisation decreased 16% to S$531 million

* * *

First Half Core Operating Expenses down 9.3%

* * *

Oon Kum Loon named Chief Financial Officer

SINGAPORE, July 22, 2002. DBS Group Holdings ("DBS" or "the Group") today announced first half 2002 net profit after goodwill amortisation decreased 15.6% to S$531 million.

Income before operating expenses rose 32.1% over the same period last year, primarily due to its operations in Hong Kong. Operating profit before goodwill amortisation rose 41.1% to S$1.1 billion. Net profit before goodwill amortisation rose 6.1% to S$668 million, despite an increase in provisions to S$201 million from S$47 million in the same period last year. Net profit after goodwill amortisation decreased 15.6% to S$531 million.

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-8788888
Website: www.dbs.com Email: groupcomms@dbs.com
Biz Regn No. 49413400C

06-18-025 (12/2001)

Operating profit before goodwill amortisation grew by 7.4% against the second half of 2001, which is most comparable because of the full consolidation of Dao Heng Bank Group ("Dao Heng"), and the partial consolidation of DBS Vickers Securities, in the second half of 2001. The favorable result was helped by lower operating expenses, which were down by 7.3%, as well as by higher net interest and fee income. Net profit before goodwill amortisation benefited from lower provisions and rose 33.3% over the second half of 2001.

Compared to the first quarter of 2002, operating profit before goodwill amortisation declined 5.4% in the second quarter, due to translation effects of a weaker Hong Kong dollar and lower trading income. Rigorous cost controls kept operating expenses almost flat, offsetting the marginal S$9 million increase in provisions for the second quarter.

Operating income improved

Net interest income for the first half of 2002 increased by 37.4% to S$1,321 million, compared to the same period last year. This increase was attributable to stronger net interest margins, which improved by 0.21 percentage points to 1.99% as a result of lower cost of funds and an expanded loan book arising from the Dao Heng acquisition.

Fee income improved to S$403 million in the first half of 2002, a 60.7% increase compared to the same period last year, aided by the addition of Dao Heng operations. Wealth management products generated sales volume of S$1.94 billion in the first half of 2002, surpassing the S$1.92 billion total for the whole of 2001.

Other income decreased 3.4% on a year-on-year basis due to the strong Treasury gains recorded on government securities and the inclusion of S$31 million profit from the sale of the DBS Securities Building in the first half of 2001.

Total staff and other operating expenses increased by 22.8% to S$920 million compared to the first half of 2001, less than the 32.1% increase in income before operating expenses. Excluding the expenses of newly-acquired Dao Heng and DBS Vickers, as well as the associated restructuring and integration costs, operating expenses declined consecutively for the last two half year periods, due to continued discipline in expense management. The cost to income ratio for the first half of 2002 was 45.5%, well below the 49.0% registered in the same period of 2001.

Subsidiaries' performance satisfactory against challenging regional environment

Dao Heng's revenues for the first half of 2002 declined by 9.8% to S$414 million compared to the second half of 2001 due to the weaker market conditions. Operating profit for the first half of 2002 grew by 4.8% to S$233 million over this period (DBS did not consolidate Dao Heng in the first half of 2001). The increase was driven by a 23.5% reduction in expenses as most of the cost synergies scheduled for 2002 have been realised. Dao Heng's contribution to the Group's net profit declined over this period by 55.1% to S$64 million due mainly to increased provisions. Nonetheless, Dao Heng continues to earn interest margins that are more than 20% higher than the rest of the Group, and operates at a cost to income ratio (43.8%) that is less than that for DBS overall.

DBS Thai Danu Bank, a subsidiary of DBS Bank, reported on July 19, 2002, a net profit of Baht130.9 million (S$6 million) for the first half of 2002, representing a

78.8% increase from the same period last year. The year-on-year improvement was driven by a 5.3% increase in net interest and dividend income to Baht1,140.6 million and an 18.1% rise in non-interest income to Baht416.6 million. Operating expenses increased by 5.8%, to Baht1,086.3 million, due to IT related expenditure and marketing expenses for launching of the Bank's products.

Improving asset quality

DBS' total volume of non-performing loans fell again to S$4.4 billion for June 30 2002, as compared to S$4.5 billion at the end of the first quarter 2002. The ratio of non-performing loans to total non-bank loans remained at 5.9%, a level similar to that registered at the end of the first quarter of 2002. The absolute quantum of non-performing loans (excluding that from Dao Heng) has fallen 54% from its peak in December 1999. Including Dao Heng's non-performing loans, the volume of non-performing loans has declined for four consecutive quarters since June 30, 2001. This favourable trend reflects the application of rigorous risk and credit management, more sophisticated collection efforts, as well as determined resolution or restructuring of non-performing assets.

DBS continues to monitor its credit card business in Hong Kong, where it is the third largest issuer of credit cards. Through June 30, 2002, the delinquency rate was 1.01% for 90 days past due, and 2.26% for 30 days past due. The credit card write-off rate was 10.3% which DBS believes remains below the average write-off rate for card issuers in Hong Kong. Even with the increase in write-off rate, the DBS Hong Kong credit card business, which accounts for approximately 2% of total Group loans, remains one of the higher return on equity businesses of the Group.

Maintaining prudent provision policy

In view of the uncertain economic conditions, DBS continued to set aside provisions to cover general credit weakness, consumer bankruptcy filings in Hong Kong, and declines in asset values. Of the S$201 million of provisions taken in the first half of 2002, S$69 million was attributable to a decline in the value of DBS owned properties in Hong Kong. DBS' total loan provision coverage ratio has, accordingly, increased to 60.4% from 54.7% at the end of the same period last year.

Capital adequacy remained strong

The total capital adequacy ratio for DBS, as of June 30, 2002, remained strong at 17.6%, comfortably above the BIS minimum requirements. The Tier 1 ratio stood at 12.6%. Taking into consideration the payment of second tranche of the Dao Heng transaction in January 2003, and excluding the expected retained earnings for the rest of 2002, DBS' Proforma Tier 1 and total ratio would be 9.2% and 14.4% respectively.

Integration of Hong Kong operations

DBS also announced that its integration of its Hong Kong operations, including Dao Heng and DBS Kwong On Bank is largely complete. The Group now awaits the legal merger of its Hong Kong subsidiaries, expected in early 2003. Synergies from cost savings and revenue enhancement have run ahead of the pace for the HK$750 million target announced in the fourth quarter of last year. Most of the integration teams have been disbanded, and no further staff retrenchment programs

are anticipated. Selectively, DBS intends to hire seasoned professionals to capitalise on revenue opportunities in Hong Kong and Greater China.

Board and Senior Management appointments

DBS announced today the appointment of C.Y. Leung to the DBS Group Holdings Board. He will join its next meeting in October 2002, which will be convened in Hong Kong for the first time. Leung is Chairman of DTZ Debenham Tie Lung Global, a leading property services company throughout Asia. Leung is active in Hong Kong public service and was extensively involved in the establishment of Hong Kong as a Special Administrative Region (SAR). Among other public offices, Leung was Convenor of the Executive Council for Hong Kong SAR. In July 2002, he was re-appointed a non-official member of the Executive Council. He has also been active in the development of land-use policies and property development in Mainland China since 1978. Leung was appointed to the Dao Heng Bank Board following DBS' acquisition last year.

Chief Financial Officer

DBS today appointed Oon Kum Loon as Chief Financial Officer for the Bank. Oon was head of DBS' Risk Management Group since 1999. During that time, she has developed DBS' risk management practice as one of the best among Asian banks.

In addition to traditional responsibilities in financial reporting and controllership, Oon will focus on risk-based capital management, and rebalancing the Bank's asset composition. She will also be charged with extending the Group's cost

management, and will participate in the analysis of acquisition and alliance opportunities.

Oon was formerly Executive Vice President and head of Treasury. During her 28-year career at DBS, she was also engaged in the capital markets and corporate credit. She received a Bachelor's degree (with honors) from the University of Singapore.

DBS also announced that, subject to regulatory approval, its Board of Directors will be recommending to shareholders at the next Annual General Meeting the appointment of Ernst & Young as DBS' new external auditor for the 2003 financial year, well ahead of the regulatory deadline. The Board of Directors also approved a S$0.14 gross dividend per share for shareholders on record as of August 5, 2002. The dividend will be payable on August 19, 2002.

Conclusion

Jackson Tai, Chief Executive Officer, emphasised continuity in strategy, saying DBS remained on course to build a strong pan-Asian financial services franchise.

"We are focussed on execution in our twin hubs of Singapore and Hong Kong. Where necessary we will continue to re-calibrate our investments and resources to changed market conditions in the region. We believe we are well-positioned for the economic recovery."

DBS Bank is one of the largest banks in Singapore, with dominant positions in consumer banking, treasury and markets, securities brokerage, Singapore dollar loans,

deposits, and equity and debt fund raising. Through its Dao Heng Bank and DBS Kwong On Bank operations, DBS Bank is the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. The Bank's credit ratings are amongst the highest in the Asia Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained through our company website www.dbs.com.

[end]

For more information on the above announcement, visit our website at www.dbs.com/investor

For more information, contact:

Darryl Dickens
Head, Group Communications
DBS Singapore
e-mail: darryldickens@dbs.com
Telephone: (65) 6878 3748
Fax: (65) 6222 4478
Mobile: (65) 9010 2890

Anthony Raza
Vice President
Investor Relations
DBS Singapore
e-mail: anthonyr@dbs.com
Telephone: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9785 3259

Julie Yeo
Vice President
Group Communications
DBS Singapore
e-mail: julie_yeo@dbs.com
Telephone: (65) 6878 5447
Fax: (65) 6222 4478
Mobile: (65) 9673 4433

DBS GROUP HOLDINGS

28 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 OCT 31 AM 8:54

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 3 May 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faisah

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 6878 6076
Fax No: 6222 1035

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 24 May 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,701,151	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,701,151	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 28 May 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

L F 24 - nhn. $10.00

Registration No : 199901152M

This is Not A Receipt Unless it is Machine Receipted

OBS Group Holdings Ltd

MAIL BOX NO : __________ RCB 228842 28/05/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

3 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 3 May 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	111,147		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 3 May 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,561,416	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,561,416	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 03/05/2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

4 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 2 May 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No. 199901152M

This is Not A Receipt Unless it is Machine Receipted

RCB 199465 02/05/2002 $10.00

MAIL BOX NO :

(for Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING: PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,606		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 2 May 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,453,450,269	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,453,450,269	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 2 May 2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBSBANK

14 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 13 June 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

MASNET No. 7 OF 13.06.2002
Announcement No. 17

DBS GROUP HOLDINGS LTD

MEDIA STATEMENT

Ref. No.: 19/2002

MEDIA STATEMENT

SINGAPORE, JUN 13 - There have been recent newspaper reports on the possibility of Mr Frank Wong's appointment as Minister of Financial Services for HKSAR Government. Mr Wong is Senior Managing Director and Head of DBS Treasury and Markets, as well as a member of the DBS Corporate Office.

We wish to clarify that Mr Wong continues to focus on building out DBS Group's Treasury & Markets business and capabilities, as well as playing a key role in expanding the Group's financial services franchise across Asia.

[end]

Submitted by JULIE YEO, VICE PRESIDENT on 13/06/2002 to the SGX

DBS GROUP HOLDINGS

18 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 18 June 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

Registration No : DBS Group Holdings Ltd 199901152M

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO.: ________
(for Mailbox Subscribers)

RCB 255544 19/06/2002 $10.00

THE DEVELOPMENT BANK OF SINGAPORE LTD

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,050		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(e) 18 June 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,468,702,201	S$66,475,374	19,608,841
Paid-up Share Capital	1,468,702,201	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 18 June 2002

Signature: ....

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

12 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK")

We enclose 2 copies of DBS Bank's news releases for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

NORAISAH HUSSIN
BANK EXECUTIVE
SECRETARIAT
6878 5304 (DID)

ENC

MASNET No. 21 OF 07.08.2002
Announcement No. 36

DBS GROUP HOLDINGS LTD

POSB MASTERCARD A BIG HIT WITH CUSTOMERS

Ref. No. 33/2002

POSB MASTERCARD A BIG HIT WITH CUSTOMERS

***

More Than 150,000 Cards Issued Within One Year Of Launch

***

POSB MASTERCARD SAYS 'THANKS' WITH GIFTS FOR CUSTOMERS TO CELEBRATE FIRST ANNIVERSARY

SINGAPORE, AUG. 7 - DBS Bank today announced that its POSB MasterCard has attracted more than 150,000 customers since its launch on Singapore's National Day one year ago.

"We are thrilled by the wonderful response to the POSB MasterCard," said Andy Chan, Managing Director, Card Services Singapore, DBS Bank. "The card has obviously struck a positive chord among our customers. The strong demand is testament of the relevance and convenience that the POSB MasterCard brings to our customers."

DBS said it believes the success of the POSB MasterCard is due to three key factors : customers' affinity with the POSB brand; the bundle of privileges for the card; and, economical fees. POSB MasterCard customers currently enjoy a fee waiver for three years when they sign up for the card. DBS has also made it easy for customers to qualify for fee waivers in subsequent years by introducing a transaction-based waiver scheme. To qualify, a customer only needs to use the card 18 times over 12 months, which translates to less than twice per month.

In addition, cardholders also benefit from the "Enjoy POSB Simple Pleasures" program. The "Enjoy POSB Simple Pleasures" is a customer-loyalty program that offers immediate and

valuable discounts at over one hundred merchant-outlets island-wide, simply by showing their POSB MasterCard and POSB ATM card.

To celebrate its first anniversary, DBS will be giving out gifts to its POSB MasterCard customers in recognition of their support. A total of 3,000 Sasha bears and 3,000 Golden Village movie passes will be given to POSB MasterCard customers when they spend $200 and $100 on their credit and debit card respectively. The promotion will run between August 16 to August 31 2002.

"It is just our way of saying thank you to our customers," Chan said. "The acquisition of more than 150,000 cards in such a short span of time is almost unprecedented in the Singapore market and we have customers in Singapore to thank for it."

The POSB MasterCard was also named by MasterCard International as the "Best Program of the Year" Award 2001, in recognition of its overwhelmingly positive reception and innovative marketing campaigns.

T.V. Seshadri, Vice President and Country Manager for Singapore, MasterCard International, said, "MasterCard would like to congratulate DBS Bank on the first anniversary of the launch of the POSB MasterCard Credit and Debit cards. This was one of the most successful MasterCard marketing programs launched in 2001. We are delighted with its success and look forward to working with DBS Bank to launch new and innovative products in Singapore."

Since its launch in August last year, DBS has introduced various promotional campaigns for the POSB MasterCard. Its latest "Choose Your Own Car" lucky draw promotion will see two lucky winners driving away with their choice of either a Toyota Picnic 2.0 or Toyota RAV4 2.0. Ten chances are awarded for each new approved application, and one chance is chalked up for every S$50 spent on the card.

The POSB MasterCard is accepted at more than 24 million establishments in 190 countries worldwide. Customers can sign for purchases, access account information and make withdrawals at any of DBS/POSB's 800 ATMs in Singapore as well as ATMs overseas through

the MasterCard Cirrus network.

The POSB MasterCard Credit is an all-in-one credit card, which includes ATM and NETS functions. Credit card applicants must be at least 21 years old and earn a minimum of S$30,000 per annum.

The POSB MasterCard Debit has no minimum income requirement. It is open to applicants 17 years old and above holding one of these accounts: DBS Savings Plus; DBS Autosave; or, POSB Savings Passbook.

Of the 150,000 cards issued, about 60 per cent are credit cards, while 40 per cent are debit cards.

DBS Bank is one of the largest banks in Singapore, with dominant positions in consumer banking, treasury and markets, securities brokerage, Singapore dollar loans, deposits, and equity and debt fund raising. Through its Dao Heng Bank and DBS Kwong On Bank operations, DBS Bank is the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. The Bank's credit ratings are amongst the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[end]

Submitted by JULIE YEO, VICE PRESIDENT on 08/07/2002 to the SGX

MASNET No. 32 OF 15.07.2002
Announcement No. 32

DBS GROUP HOLDINGS LTD

DBS ANNOUNCEMENT

DBS ANNOUNCEMENT

SINGAPORE, JUL. 15 - DBS Group Holdings will be announcing its First Half 2002 Results on July 22, 2002, after market closes. Details of the results will be given at the announcement.

[end]

Submitted by JULIE YEO, VICE PRESIDENT on 15/07/2002 to the SGX

DBS GROUP HOLDINGS

15 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 14 Aug 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No : 199901152M

This is Not A Receipt Unless it is Machine Receipted

RCB 335034 14/08/2002 $10.00

THE DEVELOPMENT BANK OF SINGAPORE LTD.

MAIL BOX NO :

(for Mail Box Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
Fax No: 222 1035

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 14 August 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ Non-voting redeemable convertible preference shares	~~Others~~ Non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,727,401	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,727,401	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 14 August 2002

Signature: [signature]

Name of ~~*Director~~ Assistant /Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

28 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 28 Aug 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 28 August 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,468,728,401	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,468,728,401	S$66,475,374	S$19,608,841

CERTIFICATE†

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 28 August 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 196800306E

DBS Bank (Form 24 - nhn)

This is Not A Receipt Unless it is Machine Receipted

RCB 350737 28/08/2002 $10.00

MAIL BOX NO : ___________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

00004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

10 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 copy of DBSH's news release for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi
Bank Executive
Secretariat
6878 5304 (DID)

Enc

MASNET No. 58 OF 09.09.2002
Announcement No. 58

DBS GROUP HOLDINGS LTD

FORMER SUPREME COURT JUDGE APPOINTED TO DBSH BOARD OF DIRECTORS

FORMER SUPREME COURT JUDGE APPOINTED TO DBSH BOARD OF DIRECTORS

* * *

New board member brings wealth of experience in legal, commercial, banking and corporate matters

* * *

SINGAPORE, SEP. 09 - DBS Group Holdings Ltd ("DBSH") said today former Supreme Court Judge Thean Lip Ping ("LP Thean") has been appointed to DBSH's board of directors.

LP Thean is the Chairman of the Securities Industry Council of Singapore and a consultant at Khattar Wong & Partners, having retired from the Supreme Court Bench in February 2002 after a long and distinguished career. He was High Court Judge from 1984-1993 and a Judge of Appeal of the Supreme Court from 1993-2002. Prior to his service at the Supreme Court of Singapore, he practised as an advocate and solicitor for 26 years. Thean was conferred the honorary degree of Doctor of Laws by the University of Bristol, England, in July 2002.

Commenting on his appointment, S. Dhanabalan, Chairman of the Board of DBSH said, "We are honoured to have LP Thean serving on the DBSH Board. In his 44-year career as lawyer and judge, he has made immense contributions to the development of the common law in Singapore and is respected as a prolific judge. DBSH will benefit immeasurably from his wisdom and expertise."

The board of DBSH now comprises S Dhanabalan (Chairman), Jackson Tai (Vice-Chairman), Bernard Chen Tien Lap, Fock Siew Wah, Gail D Fosler, Tommy Koh

Thong-Bee, Moses Lee Kim Poo, Leung Chun Ying and Yeo Ning Hong.

[end]

A copy of LP Thean's CV is attached for reference.

<u>THEAN</u> LIP PING (LP THEAN)
Board Member
DBS Group Holdings Ltd

	Mr Thean, 69, is the Chairman of the Securities Industry Council of Singapore and a Consultant in the law firm of Khattar Wong & Partners. Mr Thean is a well-known and distinguished former Supreme Court Judge, a position he held for 18 years until February 2002, and the last 9 of which were spent in the Court of Appeal. Prior to his years of service on the Bench, Mr Thean, a Malaysian, had come to Singapore and set up the branch of Shook Lin & Bok (Kuala Lumpur) in 1964 and remained in legal practice in Singapore until 1984. Mr Thean was admitted to the roll of advocates and solicitors of the Supreme Court, Singapore in 1964 and earlier, to the roll of advocates and solicitors of the Supreme Court of the then Federation of Malaya in 1958 after returning to Kuala Lumpur from London where he read law. Mr Thean was called to the Bar by Lincoln's Inn in 1956, having obtained the LL.M. degree from University of London in 1957 and the degree of LL.B. from University of Bristol in 1955. He was recently conferred the honorary degree of Doctor of Laws by the University of Bristol, England, on July 10, 2002.

Submitted by JULIE YEO, VICE PRESIDENT on 09/09/2002 to the SGX

DBS BANK

24 Oct 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 24 Oct 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

02 OCT 31 AM 8:54

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	11,550		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 23 October 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ Non-voting redeemable convertible preference shares	~~Others~~ Non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,468,828,151	S$66,475,374	19,608,841
Paid-up Share Capital	1,468,828,151	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 24 Oct 2002

Signature:

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No: PBS Groups Holdings Ltd
199901152M

This is Not A Receipt Unless it is Machine Receipted

RCB 425449 28/10/2002 $10.00

MAILBOX NO : ____________
(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES
For enquiries, please call BIZLINE: 1800-222 6266

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

200004